  Exhibit 99.1

HIGH TIDE INC.,
as Issuer

and

OLYMPIA TRUST COMPANY,
as Trustee and Collateral Agent

_____________

TRUST INDENTURE

Dated as of July 31, 2024

Providing for the Issue of

12.0% SENIOR SECURED DEBENTURES DUE 2029

_____________

- ii -

3.9	Ownership of Debentures	40
3.10	Cancellation and Destruction	40
Article 4 REDEMPTION OF DEBENTURES		40
4.1	Redemption of Debentures	40
4.2	Debentures Due on Redemption	41
4.3	Deposit of Redemption Monies	41
4.4	Failure to Surrender Debentures Called for Redemption	41
4.5	Cancellation of Debentures Redeemed	41
Article 5 COVENANTS OF THE ISSUER		42
5.1	Payment of Principal, Premium, Interest and Standby Fee	42
5.2	Existence	42
5.3	Listing of Common Shares	42
5.4	Payment of Taxes and Other Claims	42
5.5	Statement by Officers	43
5.6	Provision of Reports and Financial Statements	43
5.7	Future Guarantors	43
5.8	Limitation on Liens	44
5.9	Payments for Consent	44
5.10	Restricted Payments	44
5.11	Incurrence of Indebtedness	46
5.12	Transactions with Affiliates	48
5.13	Asset Sales	49
5.14	Purchase of Debentures upon a Change of Control	52
5.15	Changes in IFRS	53
5.16	Limitation on Business Activities	54
5.17	Compliance with Applicable Laws	54
5.18	Reporting Status	54
5.19	Maintenance of Collateral	55
5.20	Right of First Look	55
5.21	Financial Covenants	55
Article 6 DEFAULT AND ENFORCEMENT		56
6.1	Events of Default	56
6.2	Acceleration of Maturity; Rescission, Annulment and Waiver	57
6.3	Collection of Indebtedness and Suits for Enforcement by Trustee	58
6.4	Trustee May File Proofs of Claim	59
6.5	Trustee May Enforce Claims Without Possession of Debentures	60
6.6	Application of Monies by Trustee	60
6.7	No Suits by Holders	60
6.8	Unconditional Right of Holders to Receive Principal, Premium, Interest and Standby Fees	61
6.9	Restoration of Rights and Remedies	61
6.10	Rights and Remedies Cumulative	61
6.11	Delay or Omission Not Waiver	61
6.12	Control by Holders	61
6.13	Notice of Event of Default	62
6.14	Waiver of Stay or Extension Laws	62
6.15	Undertaking for Costs	62
6.16	Judgment Against the Issuer	62

- iii -

6.17	Immunity of Shareholders, Officers and Others	62
6.18	Trustee May Demand Production of Debentures	63
Article 7 SATISFACTION AND DISCHARGE		63
7.1	Satisfaction and Discharge	63
7.2	Application of Trust Funds	64
7.3	Repayment to the Issuer	64
7.4	Continuance of Rights, Duties and Obligations	64
Article 8 MEETINGS OF HOLDERS		65
8.1	Purpose, Effect and Convention of Meetings	65
8.2	Notice of Meetings	65
8.3	Chair	65
8.4	Quorum	66
8.5	Power to Adjourn	66
8.6	Voting	66
8.7	Poll	66
8.8	Proxies	66
8.9	Persons Entitled to Attend Meetings	67
8.10	Powers Exercisable by Extraordinary Resolution	67
8.11	Powers Cumulative	68
8.12	Minutes	68
8.13	Instruments in Writing	68
8.14	Binding Effect of Resolutions	69
8.15	Evidence of Rights of Holders	69
Article 9 SUCCESSORS TO THE ISSUER AND THE SUBSIDIARIES		69
9.1	Restrictions on Amalgamation, Merger, Consolidation and Sale of Certain Assets	69
9.2	Vesting of Powers in Successor	71
Article 10 CONCERNING THE TRUSTEE		71
10.1	No Conflict of Interest	71
10.2	Replacement of Trustee	71
10.3	Duties of Trustee	72
10.4	Reliance Upon Declarations, Opinions, etc.	72
10.5	Evidence and Authority to Trustee, Opinions, etc.	73
10.6	Officer’s Certificates Evidence	74
10.7	Experts and Advisers	74
10.8	Trustee May Deal in Debentures	74
10.9	Investment of Monies Held by Trustee	75
10.10	Trustee Not Ordinarily Bound	75
10.11	Conditions Precedent to Trustee’s Obligations to Act Hereunder	75
10.12	Authority to Carry on Business	76
10.13	Compensation and Indemnity	76
10.14	Acceptance of Trust	77
10.15	Anti-Money Laundering	77
10.16	Privacy	77
10.17	Protection of Trustee	77
Article 11 AMENDMENT, SUPPLEMENT AND WAIVER		78
11.1	Ordinary Consent	78

- iv -

11.2	Special Consent	78
11.3	Without Consent	79
11.4	Form of Consent	79
11.5	Supplemental Indentures	80
Article 12 DEBENTURE GUARANTEES		80
12.1	Issuance of Debenture Guarantees	80
12.2	Releases	80
Article 13 SECURITY		81
13.1	Security	81
13.2	Further Assurances	82
13.3	After Acquired Collateral	82
13.4	Release of Security	82
13.5	Execution of the Intercreditor Agreements and Collateral Agency Agreement	83
Article 14 MISCELLANEOUS		83
14.1	Notice to Issuer	83
14.2	Notice to Holders	84
14.3	Notice to Trustee or Collateral Agent	84
14.4	Force Majeure	84
14.5	Execution	85
14.6	Formal Date	85

This trust indenture (this “Indenture”), dated as of July 31, 2024 among HIGH TIDE INC., a corporation duly incorporated and existing under the laws of Alberta, Canada (the “Issuer”), having its principal office at Unit 112, 11127 15 St. N.E., Calgary, Alberta, T3K 2M4, Canada, OLYMPIA TRUST COMPANY, a trust company duly organized and existing under the laws of Alberta, as trustee and collateral agent (the “Trustee” or the “Collateral Agent”, as the context requires).

RECITALS OF THE ISSUER:

Whereas the Issuer considers it desirable for its business purposes to create and issue 12.0% Senior Secured Debentures due 2029, in the manner and subject to the terms and conditions set forth in this Indenture;

And whereas the Debentures and Debenture Shares will be issued by the Issuer to the Holders;

And whereas the foregoing recitals are made as representations and statements of fact by the Issuer and not the Trustee.

Now therefore it is hereby covenanted and agreed as set forth herein:

Article 1
INTERPRETATION

1.1       Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following and in the recitals hereto shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“Acquired Indebtedness” means, with respect to any specified Person:

(a)	Indebtedness of any other Person existing at the time such other Person is consolidated, amalgamated or combined with or merged with or into or became a Subsidiary of such specified Person;
(b)	Indebtedness assumed in connection with the acquisition of assets from any other Person that are used or useful in a Permitted Business; and
(c)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person that are used or useful in a Permitted Business;

in each case, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such asset acquisition or such other Person consolidating, amalgamating or combining with or merging with or into, or becoming a Subsidiary of, such specified Person; but excluding any Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of, or immediately upon completion of, such asset acquisition or such transaction by which such other Person is consolidated, amalgamated or combined with or merged with or into, or becomes a Subsidiary of, such specified Person.

“Additional Amounts” has the meaning given to that term in Section 2.6(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 5.12.

“After Acquired Collateral” means all assets or property of the Obligors acquired after the date hereof which, when acquired, constitute Collateral.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Debenture, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Asset Sale” means any of the foregoing:

(a)	the sale, lease, conveyance or other disposition of any assets or rights (including the sale by the Issuer or any Subsidiary of Equity Interests in any of the Issuer’s Subsidiaries, but excluding the sale of directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law); and
(b)	the issuance of Equity Interests by any of the Issuer’s Subsidiaries.

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

(i)	a sale, lease, conveyance or other disposition of assets between or among the Issuer and the Guarantors;
(ii)	an issuance or sale of Equity Interests of or by a Guarantor to the Issuer or to another Guarantor;
(iii)	any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities, or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;
(iv)	the sale or lease of equipment, products and inventory, accounts receivable or other assets in the ordinary course of business, and including the sale of the Issuer’s products and inventory pursuant to agreements entered in the ordinary course of business;
(v)	the sale or other disposition of cash or Cash Equivalents;
(vi)	any Asset Swap;
(vii)	any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person, pursuant to Section 9.1(a);

(viii)	any Restricted Payment that is permitted by Section 5.10;
(ix)	the creation or perfection of a Lien (but not the sale or other disposition of any asset subject to such Lien);
(x)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;
(xi)	dispositions of receivables owing to the Issuer or any of its Subsidiaries in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings of the account debtor and exclusive of factoring or similar arrangements;
(xii)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business and which do not materially interfere with the business of the Issuer and its Subsidiaries; and
(xiii)	any sale of assets received by the Issuer or any of its Subsidiaries upon foreclosure of a Lien.

“Asset Sale Offer” has the meaning given to that term in Section 5.13(d).

“Asset Sale Payment” has the meaning given to that term in Section 5.13(d).

“Asset Sale Payment Date” has the meaning given to that term in Section 5.13(d).

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any assets (other than Capital Stock) or properties used or useful in a Permitted Business between the Issuer or any Subsidiary and another Person; provided that the Fair Market Value of the assets or properties traded or exchanged by the Issuer or such Subsidiary (together with any cash and Cash Equivalents) is reasonably equivalent to the Fair Market Value of the assets or properties (together with any cash and Cash Equivalents) to be received by the Issuer or such Subsidiary; and provided further that any cash and Cash Equivalents received will be subject to Section 5.13.

“Bank of Montreal Cash Collateral” means cash collateral up to the principal amount of ______________________ held with Bank of Montreal as security for the Issuer’s and Subsidiaries’ Cash Management Obligations.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, and any other applicable insolvency, winding-up, dissolution, restructuring or other similar law of any jurisdiction.

“Beneficial Holders” means any person who holds a beneficial interest in a Global Debenture as shown on the books and records of the Depository or a Participant of the Depository.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);
(b)	with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership;
(c)	with respect to a limited liability company, the manager or board of managers or the managing member or members or any controlling committee thereof; and
(d)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by any officer of the Issuer to have been duly adopted by the Board of Directors of the Issuer and to be in full force and effect on the date of such certification and delivered to the Trustee.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in Toronto, Ontario, Calgary, Alberta or Milwaukee, Wisconsin is required by law to close.

“Calculation Period” has the meaning given to it in Section 2.16(g).

“Cannabis Licenses” means any permits, certificates, licenses, approvals, registrations, qualifications, consents, orders, variances, waivers and other authorizations issued by any Governmental Entity with respect to the possession, ownership, storage, distribution, sale, promotion and disposal of any cannabis or related product distributed or sold by the Corporation or the Subsidiaries.

“Capital Stock” means:

(a)	in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) in the authorized share structure of the entity;
(b)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited);
(c)	in the case of a trust, trust units; and
(d)	any other interest or participation that confers on a Person, rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities, including debt securities convertible into or exchangeable for Capital Stock (until they are actually converted), whether or not such debt securities have any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	Canadian or United States dollars, and such other currencies as may be held by the Issuer or the Subsidiaries from time to time in the ordinary course of business;
(b)	securities issued by or directly and fully guaranteed or insured by the federal government of Canada, the United States of America, any member state of the European Union, (provided that such member state has a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS) or the United Kingdom or any agency or instrumentality thereof (provided that the full faith and credit of the federal government of Canada, the United States, the United Kingdom or the relevant member state of the European Union is pledged in support of those securities) having maturities of not more than two years from the date of acquisition;

(c)	demand accounts, time deposit accounts, bearer deposit notes, certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, demand and overnight bank deposits and other similar types of investments routinely offered by commercial banks or trust companies, in each case, with any bank or trust company that has a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS;
(d)	repurchase obligations with a term of not more than 365 days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;
(e)	commercial paper having a rating of “F-1” or higher from Fitch, “A-1” or higher from S&P, “P-1” or higher from Moody’s or “R-1(low)” or higher from DBRS and in each case maturing within 365 days after the date of acquisition;
(f)	readily marketable direct obligations issued by a state of the United States of America or a province of Canada or any political subdivision thereof having a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS, in each case with maturities not exceeding two years from the date of acquisition; and
(g)	money market or investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition.

“Cash Management Obligations” means obligations in respect of cash management services consisting of automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of any of the following events:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of plan of arrangement, merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Equity Interests of the Issuer’s Subsidiaries) of the Issuer and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert (any such group, a “Group”);
(b)	the consummation of any transaction (including, without limitation, any plan of arrangement, merger, amalgamation or consolidation) the result of which is that any Person or Group beneficially owns, directly or indirectly, more than 50% of the Voting Stock of the Issuer, measured by voting power rather than number of shares; or

(c)	the adoption by the shareholders of the Issuer of a plan or proposal for the liquidation or dissolution of the Issuer.

For purposes of this definition, (i) a beneficial owner of a security includes any Person or Group who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has voting power of, which includes the power to vote, or to direct the voting of, such security, (ii) a Person or Group shall not be deemed to have beneficial ownership of securities subject to a share purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement, and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a) to (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Offer” has the meaning given to that term in Section 5.14(a).

“Change of Control Payment” has the meaning given to that term in Section 5.14(a).

“Change of Control Payment Date” has the meaning given to that term in Section 5.14(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time.

“Collateral” means all present and after acquired property of the Obligors which the Collateral Agent, on behalf of the Trustee and the Holders, has a security interest in pursuant to the Security Documents, but excludes the Excluded Assets.

“Collateral Agency Agreement” means the collateral agency agreement dated as of July 31, 2024 among the Issuer and each other Obligor, the Trustee and the Collateral Agent, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

“Collateral Agent” means Olympia Trust Company, in its capacity as collateral agent under the Collateral Agency Agreement, and its successors and permitted assigns in such capacity.

“Commodity Hedging Contracts” means any transaction, arrangement or agreement entered into between a Person (or any of its Subsidiaries) and a counterparty on a case-by-case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices.

“Common Shares” means the common shares in the capital of the Issuer.

“ConnectFirst” means ConnectFirst Credit Union Ltd., a credit union incorporated under the laws of the Province of Alberta.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Issuer and reasonably acceptable to the Trustee.

“Currency Agreement” means any financial arrangement entered into between a Person (or its Subsidiaries) and a counterparty on a case-by-case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

“Current Ratio” means the Issuer’s current assets on a consolidated basis, divided by the Issuer’s current liabilities on a consolidated basis. The following shall be excluded for the purposes of calculating the Issuer’s consolidated current liabilities: (i) Hedging Obligations, and (ii) Lease Liabilities. Principal payments scheduled to be made pursuant to the Senior Debt in the immediately following twelve months shall be included in the absence of a demand or default thereunder, with the remainder of the scheduled principal payments to be classified as long term debt of the Issuer.

“Custodian” means any receiver, receiver-manager, interim receiver, trustee, assignee, liquidator, sequestrator, monitor or similar official under any Bankruptcy Law.

“Debenture Documents” means this Indenture, the Debentures, the Subscription Agreement, the Debenture Guarantees, the Intercreditor Agreements, the Collateral Agency Agreement (and related Security Documents) and all other agreements related to this Indenture, the Debentures and the Debenture Guarantees.

“Debenture Guarantee” except as otherwise contemplated by Section 5.7(b), means a guarantee in substantially the form specified in Appendix B attached hereto (with any necessary modifications to address jurisdictional differences which are recommended by local counsel in the applicable jurisdiction) executed by a Guarantor and delivered to the Trustee pursuant to which such Guarantor shall fully and unconditionally guarantee the Obligations of the Issuer under this Indenture and the Debentures.

“Debentures” means the 12% Senior Secured Debentures due 2029 issued under this Indenture.

“Debt Service Coverage Ratio” means in respect of any fiscal period, the ratio of EBITDA for such fiscal period, divided by the Debt Service Obligations.

“Debt Service Obligations” means the sum of principal and interest payments made by the Issuer during the immediately preceding four fiscal quarters determined on a consolidated basis, excluding principal and interest payments on indebtedness specifically subordinated and postponed hereunder.

“DBRS” means DBRS Ltd. or any successor to the rating agency business thereof.

“Default” means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default hereunder.

“Definitive Debenture” means a certificated Debenture registered in the name of the Holder thereof (and not held by a Depository), substantially in the form of Appendix A hereto, except that such Debenture will not bear the Global Debenture Legend.

“Depository” means CDS and/or such other Person as is designated in writing by the Issuer from time to time and acceptable to the Trustee to act as depository in respect of the Debentures.

“Depository Procedures” has the meaning given to that term in Section 2.10.

“Designated Rating Organization” has the meaning given to such term in National Instrument 44-101 Short Form Prospectus Distributions, and any successor thereto.

“DRS Advice” means a Direct Registration System advice evidencing ownership of securities in the Trustee’s or any of its affiliates’ book-based registration system.

“EBITDA” means, in respect of the immediately preceding four fiscal quarters, the consolidated net income of the Issuer in respect of such fiscal period determined in accordance with IFRS excluding the following: (i) extraordinary or non-recurring income and gains, non-cash gains (such as unrealized foreign exchange gains), (ii) income attributable to any Investment in an entity that the Issuer does not control shall be included in the calculation of EBITDA unless the Issuer has received dividends from such entity in cash; and (iii) not more than 90% of EBITDA shall be attributable to entities other than the Issuer and the Guarantors; plus the following amounts (to the extent such amounts were deducted in determining EBITDA, and without duplication):

(a)	income and capital taxes;
(b)	depreciation and amortization;
(c)	non-cash share-based compensation;
(d)	interest, fees and expenses paid in connection with Permitted Debt; and
(e)	other non-cash expenses.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” has the meaning given to that term in Section 6.1.

“Excess Proceeds” has the meaning given to that term in Section 5.13(c).

“Excluded Assets” means:

(a)	any lease, license, contract, property right or agreement to which the Issuer or any Guarantor has the benefit, to the extent that (i) such lease, license, contract, property right or agreement is not assignable or capable of being encumbered as a matter of law or under the terms of the lease, license, contract, property right or agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under applicable law), without the consent of the licensor or lessor thereof or other applicable party thereto and (ii) such consent has not been obtained; provided, however, that the term “Excluded Assets” shall not include (1) any and all proceeds of such lease, license, contract, property right or agreement to the extent that the assignment or encumbering of such proceeds is not so restricted and (2) if the consent of any such licensor, lessor or other applicable party with respect to any such otherwise excluded lease, license, contract, property right or agreement shall hereafter be obtained, thereafter such lease, license, contract, property right or agreement as well as any and all proceeds thereof that might theretofore have been included in the term “Excluded Assets” shall be excluded from such term;
(b)	property, plant and equipment owned by the Issuer or any Guarantor on the Issue Date or thereafter acquired that is subject to a Lien securing a mortgage financing, purchase money obligation or Lease Liability permitted to be incurred pursuant to the provisions of this Indenture if the contract or other agreement in which such Lien is granted (or the documentation providing therefor) validly prohibits the creation of any other Lien on such assets;

(c)	the last day of the term of any lease or agreement therefor, but upon the enforcement of the Lien granted by the Security Documents, the Issuer or any Guarantor shall stand possessed of such last day in trust to assign the same to any person acquiring such term; and
(d)	any consumer goods of the Issuer or any Guarantor.

“Existing Indebtedness” means (i) the Senior Debt outstanding as of the date hereof; and (ii) the aggregate principal amount of Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness represented by the Debentures or the Debenture Guarantees) in existence on the Issue Date, until such Indebtedness is repaid or otherwise extended, refinanced, renewed, replaced, defeased or refunded.

“Extraordinary Resolution” means a resolution passed as an extraordinary resolution by the affirmative votes of the Holders of at least 60% of the outstanding principal amount of Debentures, represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture, or a resolution in writing of the Holders of at least 60% in principal amount of the Debentures then outstanding.

“Fair Market Value” means the value that would be paid by a willing buyer to a willing seller that is not an Affiliate of the willing buyer in a transaction not involving distress or necessity of either party.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Indenture (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471 (b) (1) of the Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among governmental authorities and implementing such Sections of the Code.

“Fitch” means Fitch Ratings Inc. or any successor to the rating agency business thereof.

“Funded Debt” means Indebtedness of the Issuer for borrowed money (on a consolidated basis) inclusive of long-term debt, short term borrowings and Lease Liabilities (excluding leases for retail premises). Any Indebtedness of the Issuer which is subordinated to the Debentures issued hereunder shall be excluded for the purposes of calculating Funded Debt.

“Global Debenture Legend” means the legend set forth in Section 2.21(b), which is required to be placed on all certificated Global Debentures issued under this Indenture.

“Global Debentures” means one or more Debentures issued and outstanding and held by, or on behalf of, a Depository.

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, or (iv) the TSX Venture Exchange and NASDAQ Capital Market;

“Government Securities” means direct non-callable obligations of, or obligations guaranteed by, the federal government of the United States for the payment of which the full faith and credit of the federal government of the United States is pledged.

“guarantee” means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any other obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person or (b) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment therefor to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Subsidiary that executed a Debenture Guarantee on the date hereof or that executes a Debenture Guarantee pursuant to Section 5.7 or otherwise, until such Debenture Guarantee is released pursuant to Section 12.2.

“Hedging Obligations” means, with respect to any specified Person, all obligations of such Person under all Currency Agreements, all Interest Rate Agreements and all Commodity Hedging Contracts, with the amount of such obligations being equal to the net amount payable if such obligations were terminated at that time due to default by such Person (after giving effect to any contractually permitted set-off).

“Holder” means (i) a Person in whose name a Debenture is registered or (ii) (without duplication) in whose name a Debenture is to be issued and registered in accordance with the Subscription Agreement, as the case may be.

“Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Debenture requesting the Trustee to take an action or proceeding permitted by this Indenture.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time in Canada;

“incur” has the meaning given to that term in Section 5.11(a).

“Indebtedness” means, with respect to any specified Person and at any particular time, whether or not contingent and without duplication:

(a)	all indebtedness of such Person in respect of borrowed money;
(b)	all obligations of such Person evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);
(c)	all Lease Liabilities of such Person;
(d)	all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property that would be included on a statement of financial position as a liability in accordance with IFRS, except any such balance that constitutes an accrued expense or trade payable;
(e)	all net obligations of such Person due and payable by such Person at such time under Hedging Obligations;
(f)	all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); and

(g)	to the extent not otherwise included the obligations of the specified Person under any guarantee of any Indebtedness of any other Person,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a statement of financial position of the specified Person prepared in accordance with IFRS.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the statement of financial position of such Person if:

(h)	such Indebtedness is the obligation of a partnership that is not a Subsidiary (a “Joint Venture Partnership”);
(i)	such Person or a Subsidiary of such Person is a general partner of the Joint Venture Partnership (a “Joint Venture General Partner”); and
(j)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

the lesser of (1) the net assets of the Joint Venture General Partner and (2) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Subsidiary of such Person.

“Indenture” means this trust indenture, as originally executed or as it may from time to time be supplemented, amended, restated or otherwise modified in accordance with the terms hereof.

“Indenture Obligations” means all Obligations of the Issuer and the Guarantors due or to become due under or in connection with this Indenture, the Subscription Agreement and the Debentures, including under the Debenture Guarantees, owed to the Trustee and/or the Holders according to the terms hereof and thereof.

“Initial Subscription Closing Date” means July 31, 2024, being the closing date of the Issuer’s offering of 10,000 Debentures.

“Intercreditor Agreements” means:

(a)	the intercreditor agreement dated as of July 31, 2024 among the Issuer and each other Obligor, ConnectFirst, the Trustee and the Collateral Agent, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms; and
(b)	such other intercreditor agreements as are entered into among the Issuer and each other Obligor, Senior Lender, the Trustee and Collateral Agent in accordance with this Indenture;

“Interest Payment Date” means the last day of each quarter on which the Debentures are outstanding.

“Interest Period” means the period commencing on the later of (a) the applicable Issue Date and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

“Interest Rate Agreement” means any financial arrangement entered into between a Person (or its Subsidiaries) and a counterparty on a case-by-case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

“Internal Procedures” has the meaning given to that term in Section 2.9(b)(ii).

“Investment Grade” means a rating equal to or higher than “BBB-” (or the equivalent) in the case of Fitch, “BBB-” (or the equivalent) in the case of S&P, “Baa3” (or the equivalent) in the case of Moody’s and “BBB (low)” (or the equivalent) in the case of DBRS, or any equivalent rating by any other Designated Rating Organization.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of:

(a)	any direct or indirect advance, loan or other extension of credit to another Person;
(b)	any capital contribution to another Person, by means of any transfer of cash or other property in any form;
(c)	any purchase or acquisition of Equity Interests, bonds, notes or other Indebtedness, or other instruments or securities, issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services;
(d)	any guarantee of any Indebtedness of another Person; and
(e)	all other items that are or would be classified as investments on a statement of financial position prepared in accordance with IFRS;

provided that Investments with respect to any Person shall exclude extensions of trade credit in the ordinary course of business. If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Person making such sale or other disposition will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of.

“Issue Date” means the date on which initial Debentures are issued under this Indenture.

“Issuer” means High Tide Inc. and includes any successor to or of the Issuer, as permitted by the terms hereof.

“Issuer Order” means an order or direction in writing signed by any one officer or director of the Issuer.

“Lease Liability” means, at the time any determination is to be made, the amount of the lease liability in respect of any lease that would at that time be required to be included on a statement of financial position prepared in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be cancelled by the lessee without payment of a penalty.

“Lien” means any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement.

“Limited Guarantee” means a Debenture Guarantee provided by a Person organized under the laws of a jurisdiction other than Canada or any province thereof or the United States, any state of the United States or the District of Columbia, the amount of which is limited by the amount required in order to comply with requirements of applicable law in the jurisdiction of organization in which such Person is organized with respect to the enforceability of such Debenture Guarantee.

“Material Adverse Change” means the effect resulting from any change (including a decision to implement such a change made by the Board of Directors or by senior management of the Issuer or any Subsidiary who believe that confirmation of the decision of the Board of Directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition or results of operations of the Issuer and the Subsidiaries, taken as a whole;

“Maturity” means, when used with respect to any Debenture, the earlier of (i) July 31, 2029, and (ii) the declaration of acceleration, notice of redemption or otherwise.

“Maturity Account” means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Paying Agent) for the Debentures issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Services, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by the Issuer or any of the Subsidiaries from such Asset Sale, net of:

(a)	all legal, title, engineering, environmental and other advisory fees and expenses (including fees and expenses of reasonable and documented legal counsel, advisors, accountants, consultants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;
(b)	provisions for all cash taxes payable or required to be accrued in accordance with IFRS because of such Asset Sale;
(c)	payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;
(d)	amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and
(e)	appropriate amounts to be provided by the Issuer or any Subsidiary, as the case may be, as a reserve required in accordance with IFRS against any liabilities associated with such Asset Sale and retained by the Issuer or Subsidiary, as the case may be, after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided that cash and/or Cash Equivalents in which the Issuer or a Subsidiary has an individual beneficial ownership shall not be deemed to be received by the Issuer or a Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent the Issuer or a Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by Section 5.13 or to purchase Debentures.

“Obligations” means with respect to any Indebtedness of any Person (collectively, without duplication):

(a)	all debt, financial liabilities and obligations of such Person of whatsoever nature and howsoever evidenced (including principal, interest, fees, premiums, reimbursement obligations, cash cover obligations, penalties, indemnities and legal and other expenses, whether due after acceleration or otherwise) to the providers or holders of such Indebtedness or to any agent, trustee or other representative of such providers or holders of such Indebtedness under or pursuant to each agreement, document or instrument evidencing, securing, guaranteeing or relating to such Indebtedness, financial liabilities or obligations relating to such Indebtedness, and including Cash Management Obligations and Hedging Obligations, in each case, direct or indirect, primary or secondary, fixed or contingent, now or hereafter arising out of or relating to any such agreement, document or instrument;
(b)	any and all sums advanced by the Collateral Agent or any other Person in order to preserve the Collateral securing such Indebtedness or to preserve the Liens and security interests in the Collateral securing such Indebtedness; and
(c)	the costs and expenses of collection and enforcement of the obligations referred to in clauses (a) and (b) of this definition, including (i) the costs and expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on any Collateral, (ii) the costs and expenses of any exercise by the Collateral Agent or any other Person of its rights under the Security Documents and (iii) reasonable legal fees and court costs.

“Obligor” means each of the Issuer and each Guarantor.

“Officer’s Certificate” means a certificate signed by any officer or the Corporate Secretary of the Issuer.

“Opinion of Counsel” means a written opinion (which may contain customary exceptions, assumptions, and qualifications) of Counsel in a form acceptable to the Trustee, acting reasonably.

“Other Connection Taxes” means, with respect to any Holder or Beneficial Holder, Taxes imposed as a result of a present or former connection between such Holder or Beneficial Holder and the jurisdiction imposing such Taxes (other than connections arising from such Holder or Beneficial Holder having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced this Indenture or any other Debenture Document, or sold or assigned an interest in a Debenture or any Debenture Document).

“Participant” has the meaning given to that term in Section 3.2(d).

“Paying Agent” has the meaning given to that term in Section 2.11.

“Payment Default” has the meaning given to that term in Section 6.1(h).

“Payor” has the meaning given to that term in Section 2.6(a).

“Permitted Assets” means any and all properties or assets that are used or useful in a Permitted Business (including Capital Stock in a Person that is a Subsidiary and Capital Stock in a Person whose primary business is a Permitted Business that shall become a Subsidiary immediately upon the acquisition of such Capital Stock by the Issuer or by a Subsidiary but excluding any other securities).

“Permitted Business” means (a) the business carried on by the Issuer as of the date of this Indenture, being the retail cannabis business, and (b) any other business that is the same as, or reasonably related, ancillary or complementary to, the business described in clause (a) or to any of the businesses in which the Issuer and its Subsidiaries are engaged on the date hereof.

“Permitted Business Investments” means any Investment of a nature that is or shall have become customary in, the Permitted Business through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements or satisfy other objectives customarily achieved through the conduct of the Permitted Business, jointly with third parties, including, without limitation Investments in the form of or pursuant to operating agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements with third parties.

“Permitted Debt” has the meaning given to that term in Section 5.11(b).

“Permitted Investments” means, without duplication:

(a)	any Investment in the Issuer or in a Guarantor;
(b)	any Investment in Cash Equivalents;
(c)	any Investment in a Person, if as a result of such Investment:
(i)	such Person becomes a Guarantor; or
(ii)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Guarantor;
(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 5.13;
(e)	any acquisition of assets or other Investments in a Person solely in exchange for the issuance of Capital Stock of the Issuer or warrants, options or other rights to acquire Capital Stock of the Issuer;
(f)	any Investments received in compromise of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (ii) litigation, arbitration or other disputes;

(g)	Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;
(h)	Investments (i) existing on the Issue Date or (ii) that are an extension, modification or renewal of any such Investments described under the preceding clause (i), but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof, and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (i);
(i)	guarantees issued in accordance with Section 5.11;
(j)	guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course of business;
(k)	Investments of a Guarantor acquired after the Issue Date or of an entity merged into, amalgamated with or consolidated with the Issuer or any of its Guarantor in a transaction that is not prohibited by Section 9.1 after the Issue Date, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;
(l)	advances and prepayments by the Issuer or a Subsidiary for acquisitions of assets or Capital Stock, including advances and prepayments prior to closing any such acquisition; provided that a definitive agreement has been executed and that upon closing of such acquisition the acquisition would be permitted by the Indenture; and
(m)	Permitted Business Investments.

“Permitted Liens” means, as of any date:

(a)	Liens held by the Collateral Agent securing the Debentures issued on the Issue Date, all Debenture Guarantees (whether issued on or after the Issue Date) and all related Obligations, in accordance with the Intercreditor Agreements and the Collateral Agency Agreement;
(b)	Liens securing the Obligations under the Senior Debt in accordance with the Intercreditor Agreements;
(c)	Liens on property of a Person existing at the time such Person is acquired by or amalgamated or merged with or into or consolidated with the Issuer or any Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition, amalgamation, merger or consolidation and do not extend to any assets other than those of the Person acquired by or amalgamated or merged into or consolidated with the Issuer or the Subsidiary;
(d)	Liens securing Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(e)	Liens for any judgment rendered, or claim filed, against the Issuer or any Subsidiary that does not constitute an Event of Default;
(f)	Liens on property existing at the time of acquisition of such property by the Issuer or any Subsidiary; provided that such Liens do not extend to any other property of the Issuer or any Subsidiary and were in existence prior to, and were not created in contemplation of, such acquisition;
(g)	Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, customer or supplier contracts, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;
(h)	Liens securing Indebtedness permitted by clauses (ii) to (iv) of the definition of Permitted Debt covering only the assets or property acquired, constructed, installed, developed, improved or leased with such Indebtedness and the proceeds thereof;
(i)	Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or other Person or joint venture in which the Issuer or a Subsidiary has an ownership interest to the extent securing obligations of the Issuer or a Subsidiary;
(j)	Liens for taxes, labour matters, workers’ compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by the Issuer or a Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor;
(k)	Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemens’, mechanics’, landlords’, materialmens’, employees’, labourers’, employers’, suppliers’, banks’, builders’, repairmens’ and other similar Liens;
(l)	easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and its Subsidiaries, taken as a whole;
(m)	Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens; provided that such Liens secure only the same property as, and have no greater priority than, such Permitted Liens;
(n)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of the Issuer or any of its Subsidiaries;
(o)	precautionary Liens arising under personal property security legislation financing statement filings regarding Lease Liabilities entered into by the Issuer and its Subsidiaries in the ordinary course of business;

(p)	Liens on property of the Issuer or any Subsidiary in favour of the Issuer or any Subsidiary;
(q)	applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with;
(r)	landlord distraint rights and similar rights arising under the leasehold interests of the Issuer and its Subsidiaries limited to the assets located at or about such leased properties;
(s)	Liens securing the Issuer’s Cash Management Obligations in respect of the Issuer’s credit card facility with Bank of Montreal but only up to 150% of the Bank of Montreal Cash Collateral and in respect of the Issuer’s American Express credit cards.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Indebtedness of the Issuer or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	with respect to the Senior Debt, the principal amount (or accreted value, if applicable) of such Indebtedness does not exceed ______________;
(b)	with respect to Indebtedness to a Person other than the Senior Lenders, the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all reasonable fees and expenses and premiums incurred in connection therewith);
(c)	the final Stated Maturity of the principal of Permitted Refinancing Indebtedness other than Senior Debt is (i) no earlier than the final Stated Maturity of the principal of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) at least 91 days after the final Stated Maturity of the principal of the Debentures;
(d)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is Subordinated Indebtedness of the obligor thereon, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Debentures issued by, or the Debenture Guarantee of, the obligor thereon, as the case may be, on terms at least as favourable, taken as a whole, to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;
(e)	if the Indebtedness to a Person other than the Senior Lenders is being extended, refinanced, renewed, replaced, defeased or refunded is secured Indebtedness, no additional security, or security with greater priority, is granted in respect thereof;
(f)	if such Indebtedness is unsecured Indebtedness, no security is granted in respect thereof; and
(g)	such Permitted Refinancing Indebtedness is incurred by the Person that was the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and is guaranteed only by Persons who were obligors on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

“Premium” means, at any time with reference to any Debenture, and without duplication, the excess of any redemption price of such Debenture at such time and/or any other amount owing at such time with respect to such Debenture over the principal amount of such Debenture.

“Purchase Money Obligations” means Indebtedness of the Issuer and its Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Permitted Assets.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Record Date” means with respect to any Interest Payment Date, the close of business on the fifth Business Day preceding such date.

“Registrar” has the meaning given to that term in Section 2.11.

“Regulation D” means Regulation D adopted by the SEC under the 1933 Act.

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act.

“Relevant Taxing Jurisdiction” has the meaning given to that term in Section 2.6(a).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning given to that term in Section 5.10(a).

“Rule 144A” means Rule 144A promulgated under the 1933 Act.

“S&P” means Standard & Poor’s Ratings Services or any successor to the ratings business thereof.

“SEC” means the U.S. Securities and Exchange Commission, including any successor thereto.

“Second Closing Date” means November 8, 2024, being the Issue Date of an additional 5,000 Debentures, subject to the terms and conditions in the Subscription Agreement.

“Senior Debt” means all Indebtedness of the Issuer to the Senior Lender, including without limitation, Indebtedness of the Issuer to ConnectFirst arising under or in connection with the commitment letter dated August 15, 2022 between the Issuer, as borrower, and ConnectFirst, as lender, relating to the establishment of certain credit facilities in favour of the Issuer as the same may be further amended, modified, supplemented, restated or assigned by ConnectFirst from time to time in accordance with the provisions thereof;

“Security Documents” means the Collateral Agency Agreement, the Intercreditor Agreements and all of the security agreements, pledges, collateral assignments, mortgages, deeds of hypothec, deeds of trust, trust deeds or other instruments from time to time evidencing or creating or purporting to create any security interests in favour of the Collateral Agent for its benefit and for the benefit of the Holders, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“Senior Lender” means, as of the date hereof, ConnectFirst and its successors and assigns, and such other Person(s) (whether financial institutions, firms, lenders, or otherwise), and their respective successors and assigns, who hereafter is the holder of Indebtedness of the Corporation that is: (a) issued in exchange for, or the net proceeds of which are used to refinance or replace the Senior Debt plus such additional Indebtedness to the Senior Lender that does not, in the aggregate, exceed a principal amount (or accreted value, if applicable) of _________________; or (b) created pursuant to a new debt financing among the Issuer and its Subsidiaries, as debtors and guarantors, and such other Person(s) in the event that the Indebtedness of the Issuer to Senior Lender has previously been extinguished and discharged, that does not, in the aggregate, exceed a principal amount (or accreted value, if applicable) of _______________.

“Senior Security” means all mortgages, hypothecs, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of the Senior Lender and in any manner securing Senior Debt.

“Standby Fee” has the meaning given to that term in Section 2.4.

“Stated Maturity” means, with respect to any installment of interest or principal on any Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Issuer or a Subsidiary that is subordinated in right of payment to the Debentures or the Debenture Guarantee issued by the Issuer or a Guarantor, as the case may be.

“Subscription Agreement” means the subscription agreement dated June 12, 2024 accepted by the Issuer, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(b)	any partnership or limited liability company if (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, thereof are owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) the specified Person, or any Subsidiary of the specified Person, is a controlling general partner of, or otherwise controls, such entity.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 11.5.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Taxes” means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trustee” means Olympia Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D.

“U.S. Federal Cannabis Laws” means, collectively, all U.S. federal laws, statutes, and/or regulations applicable to the production, trafficking, distribution, processing, extraction, sale, etc. of cannabis and cannabis related substances and products.

“U.S. Legend” has the meaning given to that term in Section 2.21(a).

“U.S. Person” has the meaning given to that term under Regulation S.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

1.2       Meaning of “Outstanding”

Subject to Section 7.1, every Debenture issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption or a new Debenture is issued in substitution for it pursuant to Section 2.15; provided that:

(a)	when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding;
(b)	Debentures which have been partially repurchased shall be deemed to be outstanding only to the extent of the unpurchased part of the principal amount thereof; and
(c)	for the purposes of any provision of this Indenture entitling Holders of outstanding Debentures to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders, Debentures owned directly or indirectly, legally or equitably, by the Issuer, any of its Subsidiaries or any of its Affiliates shall be disregarded (unless the Issuer, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of Debentures at the time outstanding in which case they shall not be disregarded), except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, resolution, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Debentures in respect of which the Trustee has received an Officer’s Certificate confirming that the Issuer, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders shall be so disregarded; and
(ii)	Debentures so owned which have been pledged in good faith other than to the Issuer or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Debentures, sign consents, resolutions, requisitions or other instruments or take such other actions in his discretion free from the control of the Issuer, any of its Subsidiaries or any of its Affiliates.

1.3       Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;
(b)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;
(c)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and
(d)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include every Supplemental Indenture.

1.4       Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5       Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6       Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter with the same force and effect as if such action had been taken on such non-Business Day and, in the case of any payments, no additional amounts shall accrue or be payable as a result of such delay.

1.7       Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.8       Waiver of Jury Trial

The parties hereto hereby waive any right they may have to require a trial by jury of any proceeding commenced in connection herewith.

1.9       Monetary References

Whenever any amounts of money (including the word “dollars” and the symbol “$”) are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.10       Invalidity, Etc.

Each provision in this Indenture or in a Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.11       Accounting Terms

Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under IFRS.

1.12       Paramountcy of Intercreditor Agreements

Notwithstanding anything herein to the contrary, the exercise of any right or remedy by the Trustee or Holders is subject to the provisions of the Intercreditor Agreement In the event of any conflict or inconsistency between the provisions of the Intercreditor Agreements and this Indenture, the provisions of the Intercreditor Agreement shall control.

Article 2
THE DEBENTURES

2.1       Issue and Designation of Debentures; Ranking

(a)	In accordance with this Indenture and subject to Section 2.2, the Issuer is authorized to issue a series of Debentures designated as “12% Senior Secured Debentures due 2029” in an aggregate principal amount of $15,000,000, of which 10,000 Debentures shall be issued on the Initial Subscription Closing Date and the remaining 5,000 Debentures will be issued on the Second Closing Date. The Debentures will be issued in denominations of $1000.00 and multiples of $1000.00 in excess thereof. Subject to the payment of interest and the Standby Fee in accordance with Section 2.3 and Section 2.4 of this Indenture, all Debentures will become due and payable, together with accrued and unpaid interest thereon, on Maturity. The Issuer acknowledges its obligations to the Holders pursuant to the Subscription Agreement prior to the issuance of the Debentures on each Issue Date, and its obligation to issue Debentures to each of the Holders in accordance with the terms of the Subscription Agreement, and confirms such obligations constitute obligations hereunder.

(b)	The Debentures will rank junior and be subordinate to the Senior Debt in accordance with the terms of the Intercreditor Agreements.
(c)	Subject to Section 2.1(b) above, the Debentures will be general senior obligations of the Issuer, secured by Liens on the Collateral, will rank equal in right of payment with each other Debenture (regardless of their actual date or terms of issue), will rank equal in right of payment with all existing and any future Indebtedness of the Issuer excepting only the Senior Debt and any Indebtedness ranking senior to the Debentures by operation of Applicable Law, will rank senior in right of payment to any future Subordinated Indebtedness of the Issuer.

2.2       Accordion

The Trustee shall permit the Issuer, upon receipt of an Extraordinary Resolution of the Holders, to issue an additional series of Debentures upon such terms as may be agreed to by the Issuer, Trustee and the Holders. Such additional series of Debentures shall be in an additional aggregate principal amount not to exceed $10,000,000. The Holders shall have no obligation as of the Initial Subscription Closing Date or the Second Closing Date to subscribe for such additional Debentures.

2.3       Interest

The Debentures will bear interest on the unpaid principal amount thereof at the rate of 12% per annum from the Issue Date or, if interest has already been paid, from the date it was most recently paid, to but excluding the Stated Maturity date of the Debentures, payable in arrears in respect of each Interest Period (after, as well as before, Maturity, default and judgment, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.16 and Section 2.17. The first Interest Payment Date will be the last day of the quarter during which the Issue Date occurs.

2.4       Standby Fee

The Issuer shall pay to the Holders with respect to any committed subscriptions for which the Issuer has not issued Debentures, such Holder's pro-rata portion of a standby fee equal to 1% per annum of such committed subscriptions payable quarterly in arrears on the last day of each quarter to and including, but not beyond, the Second Closing Date (the “Standby Fee”). The Standby Fee shall be calculated on a daily basis as the difference between (i) the principal amount of the Debentures subscribed for under the Subscription Agreement; less (ii) the principal amount of the Debentures which have been issued pursuant to the Subscription Agreement; multiplied by (iii) 365.

2.5       Currency of Payment

Any Standby Fees, principal of, Premium and interest on the Debentures will be payable in Canadian dollars.

2.6       Additional Amounts

(a)	All payments made by or on behalf of the Issuer or any Guarantor (each a “Payor”) under or with respect to the Debentures or any Debenture Guarantee will be made free and clear of and without withholding or deduction for or on account of Taxes imposed or levied by or on behalf of any jurisdiction in which such Payor is organized, resident or carrying on business for tax purposes or from or through which such Payor (or its agents) makes any payment on the Debentures or any Debenture Guarantee or any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless such Payor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If a Payor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures or any Debenture Guarantee, such Payor, subject to the exceptions set forth in Section 2.6(b), will pay such additional amounts (“Additional Amounts”) as may be necessary such that the net amount received in respect of such payment by each Holder or Beneficial Holder after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder but excluding Taxes on net income) will not be less than the amount the Holder or Beneficial Holder, as the case may be, would have received if such Taxes had not been required to be so withheld or deducted.
(b)	Notwithstanding Section 2.6(a), a Payor will not, however, pay Additional Amounts to a Holder or Beneficial Holder with respect to any of the following Taxes imposed on or with respect to a Holder or Beneficial Holder or required to be withheld or deducted from a payment to a Holder or Beneficial Holder:
(i)	Taxes imposed on or measured by net income (however denominated), franchise Taxes and branch profits Taxes, in each case (i) imposed as a result of such Holder or Beneficial Holder being organized under the laws of, having a business office located in, or being a resident of the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes;
(ii)	in the case of a Holder or Beneficial Holder, withholding Taxes imposed on amounts payable to or for the account of such Holder or Beneficial Holder with respect to an applicable interest in an Indenture Obligation pursuant to a law in effect on the date on which such Holder or Beneficial Holder acquires such interest in the Indenture Obligation;
(iii)	Taxes attributable to such Holder or Beneficial Holder’s failure to comply with a request from the Trustee to provide a tax exemption certificate;
(iv)	any withholding Taxes imposed under FATCA;
(v)	any Canadian withholding Taxes imposed under the Tax Act on any amount paid or credited, or deemed as paid or credited, by or on account of any obligation of the Issuer under this Indenture (i) to a Holder or Beneficial Holder or recipient with which the Payor does not deal at arm’s length (for the purposes of the Tax Act) at the time of making such payment or (ii) in respect of a debt or other obligation to pay an amount to a Holder or Beneficial Holder or recipient with whom the Payor is not dealing at arm’s length (for the purposes of the Tax Act) at the time of such payment (other than where, in the case of the foregoing clauses (i) or (ii), the non-arm’s length relationship arises as a result of such Holder or Beneficial Holder or recipient having become a party to, received or perfected a security interest under or received or enforced any rights under this Indenture or any other Debenture Document);

(vi)	any Canadian withholding Taxes imposed under the Tax Act on any amount paid or credited, or deemed as paid or credited, by any Holder or Beneficial Holder or recipient by reason of such Holder or Beneficial Holder or recipient (i) being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of the Issuer or (ii) not dealing at arm’s length (for the purposes of the Tax Act) with a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of the Issuer; or
(vii)	any combination of the foregoing items (i) through (vi);

(collectively, the “Excluded Taxes”).

(c)	At least 30 calendar days prior to each date on which any payment under or with respect to the Debentures or any Debenture Guarantee is due and payable, if a Payor will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 35th day prior to the date on which such payment is due and payable, in which case it will be promptly thereafter), the Payor will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.
(d)	The Payors, jointly and severally, will indemnify and hold harmless the Holders and Beneficial Holders and, upon written request of any Holder or Beneficial Holder, reimburse such Holder or Beneficial Holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such Holder or Beneficial Holder in connection with payments made under or with respect to the Debentures held by such Holder or Beneficial Holder and (ii) any Taxes levied or imposed with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such Holder or Beneficial Holder after such reimbursement will not be less than the net amount such Holder or Beneficial Holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed; provided, however, that the indemnification or reimbursement obligations provided for in this clause (d) shall not extend to Taxes for which the applicable Holder or Beneficial Holder would not have been eligible to receive payment of Additional Amounts hereunder by virtue of clauses (i) through (vii) of Section 2.6(b) if the Payor had been required to withhold from such payments or to the extent such Holder or Beneficial Holder received Additional Amounts with respect to such payments.
(e)	In addition, the Payor will pay any stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including any interest, penalties and any similar liabilities with respect thereto, imposed by any Relevant Taxing Jurisdiction at any time in respect of the execution, issuance, registration or delivery of the Debentures, any Debenture Guarantee or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any Relevant Taxing Jurisdiction on any payments made pursuant to the Debentures or any Debenture Guarantee or as a result of, or in connection with, the enforcement of the Debentures, any Debenture Guarantee and/or any other such document or instrument.

(f)	If a Holder or Beneficial Holder determines, acting reasonably and in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.6 (including by the payment of Additional Amounts), or that, because of the indemnification, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the indemnifying party an amount equal to the refund or reduction (but only to the extent of the indemnification and payment of Additional Amounts), net of all out-of-pocket expenses of the Holder or Beneficial Holder, as the case may be, and without interest (other than any net after Tax interest paid by the relevant Governmental Entity with respect to any such refund). The indemnifying party, upon the request of the indemnified party, shall repay to the indemnified party the amount paid over pursuant to this Section 2.6(f) (plus any penalties, interest or other charges imposed by the relevant Governmental Entity) if the indemnified party is required to repay the refund or reduction to the Governmental Entity. Notwithstanding anything to the contrary in this Section 2.6(f), in no event shall the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.6(f) the payment of which would place the indemnified party in a less favourable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund or reduction had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section shall not be construed to require any indemnified party to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or to any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.
(g)	Any Holder or Beneficial Holder that is entitled to an exemption from or reduction of withholding tax under the Relevant Taxing Jurisdiction, or any treaty to which that jurisdiction is a party, with respect to payments under the Debentures or any Debenture Guarantee shall, at the request of the Payor, deliver to the Payor (with a copy to the Trustee), at the time or times prescribed by the Relevant Taxing Jurisdiction or reasonably requested by the Payor, all properly completed and executed documentation prescribed by the Relevant Taxing Jurisdiction that will permit the payments to be made without withholding or at a reduced rate of withholding. In addition any Holder or Beneficial Holder, if requested by the Payor, shall deliver other documentation prescribed by the Relevant Taxing Jurisdiction or reasonably requested by the Payor that will enable the Payor to determine whether or not that Holder or Beneficial Holder is subject to withholding or information reporting requirements and (ii) any Holder or Beneficial Holder shall notify the Payor in writing within five (5) Business Days of ceasing to be, or to be deemed to be, resident in a jurisdiction.
(h)	The obligations described under this Section 2.6 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person to any Payor and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever this Indenture refers to, in any context, the payment of the Standby Fee, principal, Premium and interest or any other amount payable under or with respect to any Debenture, such reference shall include the payment of Additional Amounts or indemnification payments as described in this Section 2.6, if applicable.

2.7       Appointment of Trustee and Depository

The Trustee is hereby appointed as the trustee for the Debentures, subject to Article 10. The Issuer hereby initially appoints CDS to act as Depository with respect to the Debentures.

2.8       Form of Debentures

The Debentures may be issued in certificated or uncertificated (electronic) form. A Debenture that is evidenced by a certificate, and the Trustee’s certificate of authentication, shall be substantially in the form set out in Appendix A hereto, together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Debentures may have notations, legends or endorsements required by law, stock exchange rules or the Depository or consistent with customary practice. To the extent any provision of any Debenture conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. The Debentures shall be issued as Global Debentures; provided that all Debentures issued and sold to U.S. Accredited Investors shall be issued as Definitive Debentures or DRS Advices bearing the U.S. Legend.

2.9       Execution, Authentication and Delivery of Debentures

(a)	Any certificates representing Debentures shall be signed by any authorized director or officer of the Issuer, holding office at the time of signing, including by way of electronic or facsimile signature.
(b)	No Debentures will be valid or obligatory for any purpose unless such Debentures have been authenticated by or on behalf of the Trustee in accordance with the following:
(i)	In the case of certificated Debentures, such Debentures shall have been authenticated manually by or on behalf of the Trustee in substantially the form of certificate set out in Appendix A hereto or in such other form approved by the Issuer, as reasonably agreed to by the Trustee; and such authentication will be conclusive evidence, and the only evidence, that such certificated Debentures have been duly authenticated, issued and delivered and that the Holder thereof is entitled to the benefits hereof.
(ii)	In the case of uncertificated Debentures, such Debentures shall, for all purposes of this Indenture, be deemed to have been duly authenticated by or on behalf of the Trustee if the Trustee has, in respect of such Debentures, completed all Internal Procedures such that the particulars of such Debentures as required by Section 3.2 are entered in the applicable register referred to in such Section; and such authentication will be conclusive evidence, and the only evidence, that such uncertificated Debentures have been duly authenticated and issued and that the Holder thereof is entitled to the benefits hereof. For this purpose, “Internal Procedures” means, in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the registers referred to in Section 3.2 at any time, the Trustee’s internal procedures customary at such time in order to complete (or cause the completion of) the entry, change or deletion made under the operating procedures followed at such time by the Trustee.
(iii)	The certification of the Trustee on the Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of the Indenture or the Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the consideration therefor except as otherwise specified herein.

2.10      Change in Depository Procedures

In the event the Issuer, the Trustee or any Registrar are required or permitted to take any action in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of any Global Debentures (whether upon original issuance, in connection with a partial repurchase or otherwise), to the extent the applicable provisions of this Indenture conflict with or are inconsistent with the rules, procedures or requirements of the Depository in effect at the time of such action (the “Depository Procedures”) (and provided such rules, procedures or requirements are consistent, in the reasonable opinion of the Issuer as evidenced in an Officer’s Certificate, with market practice at such time) in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of Global Debentures, the Issuer, the Trustee and any Registrar shall be permitted to comply with such Depository Procedures and shall not be in default of this Indenture solely as a result thereof.

2.11      Registrar and Paying Agent

The Issuer shall maintain for the Debentures an office or agency where such Debentures may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where such Debentures may be surrendered for payment (the “Paying Agent”). The Registrar shall keep a register of such Debentures and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional Paying Agents for the Debentures in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional Paying Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar for the Debentures. The Issuer initially appoints the Trustee at its corporate office in Calgary, Alberta to act as the Registrar and Paying Agent with respect to the Debentures.

2.12      Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of the Standby Fee, principal, Premium and interest on the Debentures and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Debentures.

2.13      Book Entry Only Debentures

(a)	Subject to Section 2.8 and Section 3.2(b), Debentures shall be represented by one or more Global Debentures (in certificated or uncertificated form) under the book-entry procedures of the Depository and registered in the name of the Depository or its nominee. Each Global Debenture shall bear, or in the case of an uncertificated Global Debenture shall be deemed to bear, the applicable legends as provided for in this Indenture.

(b)	None of the Issuer, the Trustee, any Registrar or any Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interests in any Global Debentures, for maintaining, reviewing or supervising any records relating to such beneficial interests, any advice or representation made by or with respect to the Depository regarding the rules and regulations of the Depository or any action to be taken by the Depository or at the direction of a Participant.

2.14      Global Debentures

Debentures issued to a Depository in the form of Global Debentures shall be subject to the following additional provisions, unless and until Definitive Debentures and/or DRS Advices have been issued to Beneficial Holders pursuant to Section 3.2(b):

(a)	the Trustee may deal with the Depository for all purposes as the sole holder of the Debentures and the authorized representative of the Beneficial Holders of such Debentures;
(b)	the rights of the Beneficial Holders of such Debentures shall be exercised only through the Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between the Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;
(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;
(d)	the Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of the Standby Fee, principal, Premium and interest on the Debentures to such direct Participants;
(e)	the direct Participants of the Depository shall have no rights under this Indenture or under or with respect to any of the Debentures held on their behalf by such Depository, and the Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Debentures represented by the Global Debentures for all purposes whatsoever;
(f)	whenever a notice or other communication is required to be provided to Holders, the Issuer or the Trustee shall provide such notices and communications to the Depository for subsequent delivery of such notices and communications to the Beneficial Holders in accordance with applicable securities laws and regulations and the procedures of the Depository; and
(g)	notwithstanding any other provision of this Indenture, all payments in respect of Debentures issuable in the form of or represented by a Global Debenture shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof.

2.15      Mutilation, Loss, Theft or Destruction

In case any certificated Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall authenticate and deliver, a new certificated Debenture upon surrender and cancellation of the mutilated certificated Debenture, or in the case of a lost, stolen or destroyed certificated Debenture, in lieu of and in substitution for the same, and the substituted certificated Debenture shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture and shall rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted certificated Debenture shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the certificated Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted certificated Debenture.

2.16      Concerning Interest

(a)	All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest (i) from and including their respective Issue Date or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Debentures, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.
(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on a Debenture will cease to accrue from the Maturity of such Debenture; unless upon due presentation and surrender of such Debenture for payment on or after the Maturity thereof, such payment is improperly withheld or refused.
(c)	If the date for payment of any amount of interest in respect of a Debenture is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Debenture will not be entitled to any further interest or other amount solely as a result of such delayed payment.
(d)	The Holder of any Debenture at the close of business on any Record Date with respect to any Interest Payment Date shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Debenture subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid to the Persons in whose names such Debenture is registered at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given in accordance with Section 14.2 by or on behalf of the Issuer to the Holders of all affected Debentures not less than 15 days preceding such subsequent Record Date.
(e)	Wherever in this Indenture or any Debenture there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Debenture, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)	Interest on Debentures shall be payable at the end of each quarter and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed in that period.
(g)	For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Debenture for any period in any calendar year (the “Calculation Period”) is equivalent to the rate payable under a Debenture in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

2.17      Payment of Interest

(a)	The Issuer shall pay the interest due upon the principal amount of each Definitive Debenture and/or DRS Advice (except interest payable on Maturity or redemption of a Definitive Debenture and/or DRS Advice which, at the option of the Issuer, may be paid only upon presentation of such Definitive Debenture and/or DRS Advice for payment) to a Holder by cheque, wire or other electronic transfer to an account maintained by such Holder or in any other manner acceptable to the Trustee. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each Interest Payment Date and if payment is made by other means, such payment of interest shall be made in a manner whereby the recipient receives credit for such payment on or prior to the applicable Interest Payment Date.
(b)	The Issuer shall pay the interest due upon the principal amount of each Global Debenture by wire or other electronic funds transfer by the Issuer either (i) to the Trustee (and then by the Trustee to the Depository or its nominee) or (ii) directly to the Depository or its nominee, unless the Issuer, the Trustee and/or the Depository, as applicable, otherwise agree. Such funds as are required for the payments of interest on Global Debentures shall be transferred by the Issuer to the Trustee or the Depository (or its nominee), as applicable, by wire or other electronic transfer on or before 11:00 a.m. (Toronto Time) two Business Days prior to the Interest Payment Date, unless the Issuer, the Trustee and/or Depository, as applicable, otherwise agree. If the funds are transferred to the Trustee, the Trustee shall pay such funds to the Depository or its nominee on or prior to the applicable Interest Payment Date. The transfer of funds by the Issuer to the Trustee or to the Depository (or its nominee), as applicable, with respect to the payment of interest will satisfy and discharge the liability of the Issuer in respect of the interest then due on such Global Debenture to the extent of the amount transferred.

2.18      Payments of Amounts Due on Maturity

(a)	In the case of any Debentures represented, in whole or in part, by Definitive Debentures and/or DRS Advices, the Issuer shall (prior to Maturity) establish and maintain with the Trustee a Maturity Account for such Definitive Debentures and/or DRS Advices. On or before 11:00 a.m. (Toronto time) two Business Days before the Maturity for such Definitive Debentures and/or DRS Advices, the Issuer shall deposit in the Maturity Account by wire or other electronic transfer an amount sufficient to pay the accrued and unpaid Standby Fee (if any), principal amount of, Premium on and accrued and unpaid interest (if any) payable in respect of such Definitive Debentures and/or DRS Advices. The Trustee will pay to each Holder of such Definitive Debentures and/or DRS Advices entitled to receive payment, the accrued and unpaid Standby Fee (if any), the principal amount of, and Premium on and accrued and unpaid interest (if any) on such Definitive Debentures and/or DRS Advices, upon surrender of such Definitive Debentures and/or DRS Advices to the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Issuer for such Definitive Debentures and/or DRS Advices to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Definitive Debentures and/or DRS Advices will thereafter not be considered as outstanding under this Indenture to such extent and such Holders will have no other right except to receive out of the amount so deposited or made available the amount to which they are entitled.

(b)	In the case of any Debentures represented, in whole or in part, by Global Debentures, on or before 11:00 a.m. (Toronto time) two Business Days before the Maturity for such Global Debentures, the Issuer shall deliver either (A) to the Trustee to transfer to the Depository or its nominee or (B) directly to the Depository or its nominee, by wire or other electronic funds transfer an amount sufficient to pay the accrued and unpaid Standby Fee (if any), principal amount of, Premium on and accrued and unpaid interest (if any) payable in respect of such Global Debentures. If such payment is made to the Trustee, the Trustee shall pay such amount to the Depository or its nominee. The delivery of such wire or other electronic funds to the Trustee or Depository (or its nominee), as applicable, will satisfy and discharge the liability of the Issuer for such Global Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Global Debentures will thereafter not be considered as outstanding under this Indenture unless such wire or other electronic funds transfer is not received.

2.19      Record of Payment

The Trustee or Paying Agent, as applicable, shall maintain accounts and records evidencing each payment of principal, Premium and interest on the Debentures, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

2.20      Combining Payments

If the Trustee is required to make a payment on account of any combination of the Standby Fee, principal, Premium, fees and/or interest to a Holder on the same day, the Trustee shall be permitted at its option to aggregate the applicable amounts into a single payment.

2.21      Legends on Debentures

(a)	The Debentures have not been and will not be registered under any United States federal or state securities laws, and any Debentures issued and sold in the United States or to, or for the account or benefit of, a Person in the United States or a U.S. Person, will be issued and sold only to Persons who are QIBs or U.S. Accredited Investors, as applicable, and all such Debentures issued and sold to U.S. Accredited Investors shall be issued as Definitive Debentures or DRS Advices and shall bear, unless otherwise directed by the Issuer, a legend in substantially the following form (the “U.S. Legend”) until the legend is no longer required under U.S. securities laws and regulations:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

(b)	Each certificate representing a Global Debenture shall bear a legend in substantially the following form, subject to such modification as required by the Depository (the “Global Debenture Legend”):

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO HIGH TIDE INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS DEBENTURE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS DEBENTURE.”

(c)	Each Definitive Debenture or DRS Advice originally issued to a holder and each Global Debenture originally issued to the Depositary (and each such Definitive Debenture or DRS Advice or Global Debenture, as the case may be, issued in exchange therefor or in substitution thereof) prior to the date that is four months and a day after the later of: (A) for Debentures issued on the Initial Subscription Closing Date, the Initial Subscription Closing Date; (B) for Debentures issued on the Second Closing Date, the Second Closing Date; shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(d)	if applicable under the policies of the TSX Venture Exchange, each Definitive Debenture or DRS Advice originally issued to a holder and each Global Debenture originally issued to the Depositary (and each such Definitive Debenture or DRS Advice or Global Debenture, as the case may be, issued in exchange therefor or in substitution thereof) prior to the date that is four months and a day after the later of: (A) for Debentures issued on the Initial Subscription Closing Date, the Initial Subscription Closing Date; (B) for Debentures issued on the Second Closing Date, the Second Closing Date; shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED].”

2.22      Right to Receive Indenture

Each Holder and each Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest) is entitled to receive from the Issuer a copy of this Indenture and any Supplemental Indentures relating to the Debentures upon written request and payment of a reasonable fee.

Article 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1       Register of Definitive Debentures and DRS Advices

(a)	With respect to Definitive Debentures and/or DRS Advices, the Issuer shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Definitive Debentures and DRS Advices held by them respectively and of all transfers and exchanges of such Definitive Debentures and DRS Advices.
(b)	No transfer of a Definitive Debenture and/or DRS Advice shall be valid unless (i) made by the Holder upon surrender of such Definitive Debenture and/or DRS Advice together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe and (ii) such transfer has been duly noted on such Definitive Debenture and on the registers by the Trustee or other Registrar.
(c)	A Holder of a Definitive Debenture and/or DRS Advice may only transfer such Definitive Debenture and/or DRS Advice in compliance with the provisions of any legend or legends thereon restricting such transfer and in accordance with applicable law.

3.2       Global Debentures

(a)	With respect to Debentures represented by Global Debentures, the Issuer shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each Global Debenture (being the Depository, or its nominee, for each Global Debenture) and particulars of the Global Debenture held by it, and of all transfers and exchanges thereof.
(b)	Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the Holder thereof and no Definitive Debentures and/or DRS Advices shall be issued to Beneficial Holders of Global Debentures, except in the following circumstances:
(i)	Definitive Debentures and/or DRS Advices may be issued to Beneficial Holders of Global Debentures at any time after:
(A)	the Issuer has determined, or has been notified by the Depository, that the Depository (1) is unwilling or unable to continue as Depository for Global Debentures or (2) ceases to be eligible to be a Depository, and in each such case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;
(B)	the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination or requirement to the Trustee in writing, or the book-entry system ceases to exist; or
(C)	the Trustee has determined that an Event of Default has occurred and is continuing with respect to Debentures issued as Global Debentures; provided that beneficial holders of Global Debentures representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Debentures represented by Global Debentures advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Debentures is no longer in their best interests; and
(ii)	Global Debentures may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and Counsel or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.
(c)	Upon the occurrence of one of the conditions specified in Section 3.2(b)(i) or upon a requirement arising to transfer a Global Debenture to a Person other than a Depository or a nominee thereof in accordance with Section 3.2(b)(ii), the Trustee shall notify all applicable Participants, through the Depository, of the availability of Definitive Debentures and DRS Advices. Upon surrender by the Depository of the Global Debentures and receipt of new registration instructions from the Depository, the Issuer shall execute, and the Trustee shall authenticate and deliver, Definitive Debentures (in a form to be agreed to by the Issuer and the Trustee) and/or DRS Advices to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining provisions of this Article 3 applicable to Definitive Debentures and DRS Advices.

(d)	It is expressly acknowledged that transfers of beneficial ownership in any Debenture represented by a Global Debenture will be effected only (i) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Debenture and (ii) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial holders of a Global Debenture who are not Participants but who desire to purchase, sell or otherwise transfer ownership interests in Debentures represented by a Global Debenture may do so only through a Participant.

3.3       Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture (including any applicable legend) or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Debenture, save in respect of equities of which the Issuer is required to take notice by law (including any statute or order of a court of competent jurisdiction).

3.4       No Notice of Trusts

None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Debenture by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Debenture, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Debenture, whether named as trustee or otherwise, as though that Person were the Beneficial Holder thereof.

3.5       Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, subject to applicable law, at all reasonable times and upon prior written notice be open for inspection by the Issuer, the Trustee, any Holder and any Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest). Every Registrar, including the Trustee, shall from time to time when requested to do so by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers (or other applicable information) of the Debentures held by each such Holder.

3.6       Transfers and Exchanges of Debentures

(a)	Transfer and Exchange of Global Debentures. A Global Debenture may be transferred, and a beneficial interest in a Global Debenture may be exchanged for a Definitive Debenture or DRS Advice, in each case, only pursuant to Section 3.2(b); provided, however, that a beneficial interest in a Global Debenture may be transferred and exchanged as provided in Section 3.6(b).

(b)	Transfer and Exchange of Beneficial Interests in the Global Debentures. The transfer and exchange of beneficial interests in Global Debentures shall be effected through the Depository, in accordance with the provisions of this Indenture, the Applicable Procedures and applicable law. None of the Issuer, the Trustee, the Paying Agent, or any agent of the Issuer shall have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in a Global Debenture, or for maintaining, supervising or reviewing any records related to such beneficial ownership interests. Transfers and exchanges of beneficial interests in Global Debentures shall also require compliance with either subparagraph (i) or (ii) below, as applicable:
(i)	Transfer of Beneficial Interests in the Same Global Debenture. Beneficial interests in a Global Debenture may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Debenture if such beneficial interest is being transferred in accordance with any transfer restrictions or legends set forth in or applicable to such Global Debenture.
(ii)	All Other Transfers and Exchanges of Beneficial Interests in Global Debentures. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 3.6(b)(i), the transferor of such beneficial interest must deliver (A) instructions to the Registrar from a Participant or the Beneficial Holder, in each case, in accordance with the Applicable Procedures, that directs the Depository to credit or cause to be credited a beneficial interest in another Global Debenture (that is outstanding or that the Issuer permits to become outstanding) in an amount equal to the beneficial interest to be transferred or exchanged and (B) such other documents, instruments and legal opinions as the Trustee, the Registrar and the Issuer reasonably request. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Debentures contained in this Indenture and compliance with any transfer restrictions or legends set forth in or applicable to the relevant Global Debentures, the Trustee shall adjust the principal amount of the relevant Global Debentures pursuant to Section 3.6(c).
(c)	Cancellation and/or Adjustment of Global Debentures. At such time as all beneficial interests in a particular Global Debenture have been exchanged for Definitive Debentures and/or DRS Advices or exchanged or transferred to a Person (or Persons) that take delivery thereof in the form of a beneficial interest in one or more different Global Debentures, or a particular Global Debenture has been redeemed, repurchased or canceled in whole and not in part, each such Global Debenture shall be returned to or retained and canceled by the Trustee in accordance with Section 3.10. At any time prior to such cancellation, if any beneficial interest in a Global Debenture is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Debenture or for Definitive Debentures and/or DRS Advices, the principal amount of Debentures represented by such Global Debenture shall be reduced accordingly and an endorsement shall be made on such Global Debenture (or in the case of uncertificated Global Debentures, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Debenture, such other Global Debenture shall be increased accordingly and an endorsement shall be made on such Global Debenture (or in the case of uncertificated Global Debentures, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(d)	General Provisions Relating to Transfers and Exchanges.
(i)	To permit registrations of transfers and exchanges, the Issuer shall execute (in the case of certificated Debentures), and the Trustee shall authenticate, Global Debentures, Definitive Debentures and DRS Advices in accordance with or at the Registrar’s request, and in accordance with the provisions of Section 2.9.
(ii)	All Global Debentures, Definitive Debentures and DRS Advices issued upon any registration of transfer or exchange shall be valid obligations of the Issuer, evidencing the same debt and entitled to the same benefits under this Indenture as the Global Debentures, Definitive Debentures or DRS Advices surrendered upon such registration of transfer or exchange.
(iii)	At the option of the Holder, Debentures may be exchanged for other Debentures of any authorized denomination or denominations of a like aggregate principal amount upon surrender of such Debentures to be exchanged at the office or agency of the Registrar. Whenever any Global Debentures, Definitive Debentures or DRS Advices are so surrendered for exchange, the Issuer shall execute (in the case of certificated Debentures) and the Trustee shall authenticate and deliver, the replacement Global Debentures, Definitive Debentures and DRS Advices which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.9.

3.7       Closing of Registers

(a)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:
(i)	register the transfer of or exchange Debentures on any Interest Payment Date or between a Record Date and the related Interest Payment Date;
(ii)	register the transfer of or exchange any Debenture selected for redemption or repurchase, except the unpurchased portion of any Debenture being repurchased in part; or
(iii)	register the transfer of or exchange any Debenture tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer, except for the unpurchased portion of any Debenture tendered in part only.
(b)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee may at any time close any register for the Debentures (other than those kept at the principal office of the Trustee in Calgary, Alberta) and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Debentures.

3.8       Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration or transfer as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration or transfer of any Debenture applied for within a period of two months from the date of the first delivery thereof;
(b)	for any exchange of a Global Debenture as contemplated in Section 3.2; or
(c)	for any exchange of any Debenture resulting from any partial repurchase.

3.9       Ownership of Debentures

(a)	The Holder for the time being of any Debenture shall be deemed to be the owner thereof for all purposes of this Indenture and shall be entitled to the principal, Premium and interest on such Debenture, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, Premium and interest shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.
(b)	Where Debentures are registered in more than one name, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Holders, and the receipt of any one of such Holders therefor shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Issuer.

3.10       Cancellation and Destruction

All matured, redeemed or repurchased (i) certificated Debentures shall forthwith after payment of all Obligations thereunder be delivered to the Trustee and cancelled by the Trustee and (ii) uncertificated Debentures shall forthwith after payment of all Obligations thereunder be cancelled by the Trustee in accordance with the Trustee’s Internal Procedures.

Article 4
REDEMPTION OF DEBENTURES

4.1       Redemption of Debentures

(a)	The Debentures are redeemable by the Issuer from the Initial Subscription Closing Date to July 31, 2027, in whole or in part from time to time at the option of the Issuer on 60 days’ notice in accordance with Article 14 herein at a price equal to:
(i)	106% of the principal amount thereof; plus
(ii)	accrued and unpaid interest thereon; plus
(iii)	a cash amount equal to the sum of all payments of interest that would be due through the third anniversary of the issuance of the Debentures after the date of such redemption.

(b)	The Debentures are redeemable by the Issuer from August 1, 2027 to July 31, 2028, in whole or in part from time to time at the option of the Issuer on 60 days’ notice in accordance with Article 14 herein at a price equal to:
(i)	104% of the principal amount thereof; plus
(ii)	accrued and unpaid interest thereon.
(c)	The Debentures are redeemable by the Issuer from August 1, 2028 and thereafter until Maturity, in whole or in part from time to time at the option of the Issuer on 60 days’ notice in accordance with Article 14 herein at a price equal to:
(i)	102% of the principal amount thereof; plus
(ii)	accrued and unpaid interest thereon;

the amount required to be repaid by the Issuer set out in 4.1(a), (b) and (c) is each a “Mandatory Redemption Price”.

4.2       Debentures Due on Redemption

Upon a redemption notice having been issued pursuant to Section 4.1(a), (b) or (c) above, all Debentures shall thereupon be and become due and payable at the Mandatory Redemption Price applicable thereto.

4.3       Deposit of Redemption Monies

Upon Issuer providing notice of the anticipated redemption of the Debentures, the Issuer shall deposit with the Trustee or any Paying Agent, on or before 11:00 a.m. (Toronto time) two Business Days immediately prior to the date which such Debentures are due, such sums of money as may be sufficient to pay the applicable Mandatory Redemption Price for the Debentures. Payment of funds to the Trustee or Paying Agent upon redemption of Debentures shall be made by wire or other electronic funds transfer or pursuant to such other arrangements for the provision of funds as may be agreed between the Issuer and the Trustee or Paying Agent in order to effect such payment hereunder.

4.4       Failure to Surrender Debentures Called for Redemption

In case the Holder of any Debenture called for redemption under Section 4.1 shall fail on or before the date that such Debenture is to be redeemed to surrender such Holder’s Debenture, or shall not accept payment of the Mandatory Redemption Price, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Debenture shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of such funds.

4.5       Cancellation of Debentures Redeemed

All Debentures redeemed and paid or purchased under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution for those redeemed.

Article 5
COVENANTS OF THE ISSUER

As long as any Debentures remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows:

5.1       Payment of Principal, Premium, Interest and Standby Fee

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, Premium and interest on the Debentures in accordance with the terms of the Debentures and this Indenture. Principal, Premium and interest shall be considered paid on Maturity if on such date the Trustee or Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, Premium and interest then due and the Trustee or Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.
(b)	The Issuer shall pay interest on overdue principal and Premium, at the rate applicable to the Debentures, and it will pay interest on overdue instalments of interest at the same rate to the extent lawful.
(c)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the Standby Fee in accordance with Section 2.4. Standby Fees shall be considered paid on the date due if on such date the Trustee or Paying Agent holds in accordance with this Indenture money sufficient to pay the Standby Fees.

5.2       Existence

Subject to Article 9, the Issuer shall, and shall cause each Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, of the Issuer and each Subsidiary; provided that neither the Issuer nor any Subsidiary will be required to preserve any such corporate, partnership or other legal existence if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and the Subsidiaries, taken as a whole, and that the loss thereof is not disadvantageous in any material respect to the Holders.

5.3       Listing of Common Shares

The Issuer hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on a recognized stock exchange until Maturity. For so long as the Issuer maintains a listing or quotation of the Common Shares on a recognized stock exchange, the Issuer agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

5.4       Payment of Taxes and Other Claims

The Issuer shall and shall cause each of the Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on the property or assets of the Issuer or any Subsidiary; provided that neither the Issuer nor any Subsidiary need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Issuer or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Subsidiary has established adequate reserves therefor in accordance with IFRS on the books of the Issuer or such Subsidiary and/or (b) the non-payment of all such Taxes and/or claims in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Issuer and the Subsidiaries, taken as a whole.

5.5       Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the chief executive officer, chief financial officer or chief accounting officer as to his or her knowledge of compliance by the Issuer and the Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 5.5(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.
(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Subsidiary, as applicable, is taking or proposes to take with respect thereto.

5.6       Provision of Reports and Financial Statements

Unless the Issuer has filed the same on the System for Electronic Document Analysis and Retrieval+ or any successor system thereto (“SEDAR+”), the Issuer will provide to the Trustee a copy of (i) within 90 days of the end of each fiscal year of the Issuer, annual audited consolidated financial statements of the Issuer for such fiscal year and (ii) within 45 days of the end of each of the Issuer’s fiscal quarters of each fiscal year of the Issuer, unaudited quarterly financial statements of the Issuer for such fiscal quarter; and (iii) within 30 days of each month end of the Issuer, in house consolidated financial statements (which shall include balance sheet and income and expense statements), together with (in the case of each of clauses (i), (ii) and (iii)) an associated management’s discussion and analysis (all of the foregoing financial information to be prepared on a basis substantially consistent with the corresponding financial information required to be filed by a “reporting issuer” under the securities laws of the Province of Ontario).

5.7       Future Guarantors

(a)	If any Subsidiary (A) has assets equal to at least 5% of the consolidated assets of the Issuer and the Subsidiaries or (B) represents at least 5% of the consolidated revenue of the Issuer and its Subsidiaries for the Issuer’s mostly recently ended four full fiscal quarters (determined in accordance with IFRS), or (iii) otherwise elects to deliver a Debenture Guarantee, then, in the case of each of clauses (i), (ii) and (iii), such Subsidiary will become a Guarantor and will promptly (and in any event within 20 Business Days) execute and deliver a Debenture Guarantee and appropriate joinders to the Security Documents (as applicable). Thereafter, such Subsidiary shall be a Guarantor for all purposes of this Indenture.
(b)	Notwithstanding anything to the contrary contained in this Indenture, a Debenture Guarantee provided pursuant to this Section 5.7 by a Subsidiary that is organized under the laws of a jurisdiction other than Canada or any province thereof or the United States, any state of the United States or the District of Columbia may deliver a Limited Guarantee if the Issuer, in consultation with local counsel in the applicable jurisdiction, makes a reasonable determination that such Subsidiary cannot fully and unconditionally guarantee the Debentures due to legal requirements within such jurisdiction.

5.8       Limitation on Liens

The Issuer will not and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness upon any Collateral whether now owned or hereafter acquired except as required under the Senior Security.

If the Issuer or any of its Subsidiaries creates, incurs, assumes or otherwise causes or suffers to exist or become effective a Permitted Lien (other than those described in subsections (d), (e), (f), (h), (i), (k), (l), (m), (o), (p), (q), (r), (s), in the definition of “Permitted Liens” and subsection (c) in the definition of Permitted Liens but only if the Indebtedness secured thereby (a) relates solely to share purchases that result in a lower net leverage post-closing of the acquisition; and (b) is less than $1,000,000 in the aggregate in any fiscal year of the Issuer) Trustee shall execute an intercreditor agreement (in form and substance acceptable to such holders or lenders, and without any further consent or approval from the Holders or the Issuer) providing for such priority; provided that, if the Liens granted to the holders or lenders of such Permitted Debt other than Senior Debt are perfected to a greater extent than the Liens provided for under this Indenture and the Security Documents, the Obligors shall be required to perfect the Liens provided for under this Indenture and the Security Documents to the same extent.

5.9       Payments for Consent

Neither the Issuer nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Debentures unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

5.10      Restricted Payments

(a)	The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly:
(i)	declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Subsidiaries’ Equity Interests (including, without limitation, in connection with any merger, amalgamation or consolidation involving the Issuer or any of its Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Capital Stock of the Issuer, or in warrants, options or other rights to acquire Capital Stock of the Issuer and (B) dividends or distributions payable to the Issuer or any of its Subsidiaries);
(ii)	purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving the Issuer), in whole or in part, any Equity Interests of the Issuer (other than any such Equity Interests owned by the Issuer or a Guarantor);

(iii)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except for any such Indebtedness owed to the Issuer or any of its Subsidiaries; or
(iv)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless if, at the time of and after giving effect to such Restricted Payment, no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment).

(b)	Section 5.10(a) will not prohibit:
(i)	the payment by the Issuer or any Guarantor of any dividend or distribution, or the consummation of any irrevocable redemption of any Subordinated Indebtedness or Equity Interest, within 60 days after the date of the declaration of the dividend or distribution or the giving of the notice of redemption, as the case may be, if at the date of declaration or notice the dividend, distribution or redemption would have been permitted by this Indenture;
(ii)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness of the Issuer or any Subsidiary with the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, any Permitted Refinancing Indebtedness;
(iii)	the declaration and payment of any dividend or other distribution by a Subsidiary that is not a wholly owned Subsidiary to the holders of its Capital Stock on a pro rata basis;
(iv)	the purchase, repurchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other convertible securities if the Equity Interests represent a portion of the exercise or exchange price thereof, and repurchases or other acquisitions or retirement for value of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for taxes payable by such employee either upon such grant or award or in connection with any such exercise or exchange of stock options, warrants or other convertible securities;
(v)	the purchase, retraction, redemption or other acquisition or retirement of any Equity Interests of the Issuer or any of its Subsidiaries held by any current or former officer, director, employee or consultant (or their transferees (including by law or pursuant to any court order), estates, trusts, spouses, children or beneficiaries) of the Issuer or any of its Subsidiaries pursuant to any equity subscription agreement, shareholder agreement, employment agreement, consulting agreement, stock option plan, equity incentive or other plan or similar agreement, in an aggregate amount not to ______________________ in each calendar year (with unused amounts in any calendar year being carried over to the immediately succeeding calendar year but not to any subsequent calendar year);

(vi)	the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of Capital Stock of the Issuer pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics;
(vii)	payments to dissenting shareholders (A) pursuant to applicable law or (B) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture; and
(viii)	the making of cash payments in lieu of the issuance by the Issuer of fractional shares in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible or exchangeable for Equity Interests that are not derivative securities.
(c)	The amount of each Restricted Payment (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Issuer or such Subsidiary, as the case may be, pursuant to such Restricted Payment.

5.11      Incurrence of Indebtedness

(a)	The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, (i) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, “incur”) any Indebtedness (including Acquired Indebtedness).
(b)	Section 5.11(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
(i)	the incurrence by the Issuer of Indebtedness represented by the Debentures and the incurrence by any Guarantor of a Debenture Guarantee;
(ii)	the incurrence by the Issuer or any Subsidiary of Lease Liabilities in the ordinary course of business in respect of office or retail space;
(iii)	the incurrence by the Issuer or any Subsidiary of Purchase Money Obligations incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of the Issuer or any of its Subsidiaries;
(iv)	the incurrence by the Issuer or any of its Subsidiaries of the Existing Indebtedness;
(v)	the incurrence by the Issuer or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness between or among the Issuer and any of its Subsidiaries) that was incurred in reliance on Section 5.11(a) or clauses (i), (ii), (iv), (v), (xiii), or this clause (v) of this Section 5.11(b);

(vi)	the incurrence by the Issuer or any of the Guarantors of intercompany Indebtedness between or among the Issuer and any of the Guarantors;
(vii)	the incurrence by the Issuer or any Subsidiary of Hedging Obligations in the ordinary course of business and not for speculative purposes;
(viii)	the guarantee by the Issuer or any Guarantor of Indebtedness of the Issuer or a Subsidiary that was permitted to be incurred by another provision of this Section 5.11; provided that if the Indebtedness being guaranteed is subordinated in right of payment to or pari passu in right of payment with the Debentures or any of the Debenture Guarantees, then the guarantee must be subordinated in right of payment or pari passu in right of payment to at least the same extent as the Indebtedness guaranteed;
(ix)	Indebtedness of the Issuer or any Subsidiary arising (A) from the honouring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds in the ordinary course of business or (B) in connection with endorsement of instruments for deposit in the ordinary course of business;
(x)	the incurrence by the Issuer or any of its Subsidiaries of Cash Management Obligations in the ordinary course of business;
(xi)	to the extent constituting Indebtedness, any obligation arising from agreements of the Issuer or any of its Subsidiaries providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary in a transaction permitted by the Indenture; and
(xii)	the incurrence by the Issuer of Senior Debt;

provided that Indebtedness in respect of Senior Debt or any Permitted Refinancing Indebtedness in respect of the Senior Debt shall not exceed _______________________.

(c)	For purposes of determining compliance with this Section 5.11:
(i)	the outstanding principal amount of any particular Indebtedness shall be counted only once, and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted; and
(ii)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, will not be deemed to be an incurrence of Indebtedness for purposes of this Section 5.11.
(d)	For purposes of determining compliance with any United States dollar or other currency-denominated restriction on the incurrence of Indebtedness, the United States dollar or other currency-equivalent amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred (or first committed, in the case of revolving credit Indebtedness); provided that if such Indebtedness is incurred or issued to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable United States dollar or other currency-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such United States dollar or other currency-denominated restriction shall be deemed not to have been exceeded so long as the amount of such refinancing Indebtedness does not exceed the amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 5.11, the maximum amount of Indebtedness that may be incurred or issued pursuant to this Section 5.11 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(e)	Neither the Issuer nor any Subsidiary will incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the Debentures or the applicable Debenture Guarantee, as the case may be, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

5.12      Transactions with Affiliates

The Issuer will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) for any Affiliate Transaction or series of related Affiliate Transactions, unless the Affiliate Transaction is on terms that are no less favourable in the aggregate to the Issuer or the relevant Subsidiary, as the case may be, than those that would reasonably be expected to have been obtained in a comparable transaction at such time by the Issuer or such Subsidiary, as the case may be, in an arm’s-length dealing with a Person who is not an Affiliate of the Issuer or the relevant Subsidiary, as the case may be;

(a)	The following items will be deemed not to be Affiliate Transactions and therefore will not be subject to this Section:
(i)	any consulting or employment agreement or arrangement, employee or director compensation, stock option, bonus, benefit or other similar plan, officer or director indemnification, severance or expense reimbursement arrangement, or any similar arrangement existing on the Issue Date or thereafter entered into by the Issuer or any of its Subsidiaries in the ordinary course of business and payments and other benefits (including bonuses and retirement, severance, health, stock option, restricted share, stock appreciation right, phantom right, profit interest, equity incentive and other benefit plans) pursuant thereto;
(ii)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Issuer and/or one or more Subsidiaries, on the one hand, and any other Person with which the Issuer or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Issuer or such Subsidiaries are part of a consolidated group for tax purposes to be used by such Person to pay Taxes, and which payments by the Issuer and the Subsidiaries are not materially in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(iii)	transactions between or among the Issuer and/or the Guarantors;
(iv)	the issuance or sale of Capital Stock of the Issuer or warrants, options or other rights to acquire Capital Stock of the Issuer to, or the receipt by the Issuer of any capital contribution from, its shareholders or Affiliates and the granting of registration and other customary rights in connection therewith;
(v)	Restricted Payments that are permitted by the provisions of this Indenture described in Section 5.10 and Permitted Investments (except for Investments made in reliance on clause (c) of the definition of Permitted Investments);
(vi)	the performance of obligations of the Issuer or any of its Subsidiaries under the terms of any agreement to which the Issuer or any of its Subsidiaries is a party as of or on the Issue Date, as each such agreement may be amended, modified, supplemented, extended or renewed from time to time;
(vii)	transactions with customers, suppliers or purchasers or sellers of goods or services that are Affiliates of the Issuer, in each case, in the ordinary course of business and which, in the reasonable determination of the Issuer, are on terms at least as favourable to the Issuer as would reasonably have been obtained at such time from an unaffiliated party;
(viii)	transactions between the Issuer or any of its Subsidiaries and any Person that is an Affiliate solely because one or more of its directors or officers is also a director or officer of the Issuer; provided that such director abstains from voting as a director of the Issuer on any such transaction involving such other Person; and
(ix)	guarantees of performance by the Issuer or any of its Subsidiaries in the ordinary course of business.

5.13      Asset Sales

(a)	The Issuer will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale (including a sale and leaseback transaction), in any single transaction or series of related transactions, unless:
(i)	the Issuer (or the Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets, rights or Equity Interests issued, sold or otherwise disposed of in such Asset Sale; and
(ii)	to the extent that the Asset Sale was of Collateral, any consideration from the Asset Sale received by the Issuer or a Subsidiary that is not in the form of cash or Cash Equivalents is concurrently with its acquisition added to the Collateral securing the Debentures in the manner provided for in this Indenture or any of the Security Documents.

(b)	Upon receipt of Net Proceeds from an Asset Sale, the Issuer or any Subsidiary may apply those Net Proceeds for any combination of the following purposes:
(i)	to repay permanently any Indebtedness other than unsecured or Subordinated Indebtedness;
(ii)	to acquire all or substantially all of the assets of, or to acquire Capital Stock of, a Person that is engaged in a Permitted Business and that, in the case of an acquisition of Capital Stock, is or becomes a Guarantor;
(iii)	to make a capital expenditure; or
(iv)	to acquire any other assets that are not classified as current assets under IFRS and that are used or useful in a Permitted Business.
(c)	Any Net Proceeds from Asset Sales that are not applied or invested as provided in Sections 5.13(b) will constitute “Excess Proceeds”.
(d)	If there are Excess Proceeds, the Issuer will, if permitted under the Senior Security, make a pro rata offer (an “Asset Sale Offer”) to all Holders and to all holders of other Indebtedness that ranks pari passu in right of payment with the Debentures containing provisions similar to those set forth in this Indenture with respect to offers to redeem with the proceeds of sales of assets, in each case to purchase the maximum principal amount of Debentures and such other pari passu Indebtedness, as the case may be, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer (the “Asset Sale Payment”) will be equal to 100% of the principal amount (or accreted value in the case of any such other pari passu Indebtedness, as the case may be, issued with an original issue discount) plus accrued and unpaid interest, if any, Premium, if any, to but excluding the date of purchase (the “Asset Sale Payment Date”), and will be payable in cash.
(e)	If the aggregate principal amount of Debentures and other pari passu Indebtedness, as the case may be, tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Debentures and such other pari passu Indebtedness, as the case may be, to be purchased on a pro rata basis (subject to the procedures of the relevant Depository), on the basis of the aggregate principal amounts (or accreted values) tendered in round denominations (which in the case of the Debentures will be minimum denominations of $1000.00 principal amount or integral multiples of $1000.00 in excess thereof). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
(f)	The Issuer shall commence an Asset Sale Offer by delivering or sending (by first-class mail), a written notice to each Holder with a copy to the Trustee:
(i)	describing the transaction or transactions that constitute the Asset Sale;
(ii)	offering to purchase, pursuant to the Asset Sale Offer, on the Asset Sale Payment Date, which date will be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days and no later than 60 days from the date such notice is delivered or mailed, all Debentures properly tendered pursuant to such Asset Sale Offer; and

(iii)	describing the procedures, as required by this Indenture, that Holders must follow in order to (A) tender Debentures (or portions thereof) for payment and (B) withdraw an election to tender Debentures (or portions thereof) for payment.
(g)	On the Asset Sale Payment Date, the Issuer or its designated agent will, to the extent lawful:
(i)	accept for payment all Debentures or portions thereof properly tendered pursuant to the Asset Sale Offer;
(ii)	deposit with the Paying Agent an amount equal to the Asset Sale Payment in respect of all Debentures or portions thereof properly tendered; and
(iii)	deliver or cause to be delivered to the Trustee the Debentures accepted for purchase together with an Officer’s Certificate stating the aggregate principal amount of Debentures or portions thereof being purchased by the Issuer.
(h)	On the Asset Sale Payment Date, the Paying Agent will promptly transmit to each Holder of Debentures properly tendered and not withdrawn the Asset Sale Payment for such tendered Debentures, and the Holder of a Debenture of which a part only is repurchased shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered, and (i) in the case of Definitive Debentures and DRS Advices, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Debentures for the unpurchased part of the principal amount of the Debentures so surrendered and (ii) in the case of Global Debentures, the Trustee shall make notations on the Global Debentures (or in the case of uncertificated Global Debentures, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.
(i)	Any Debenture accepted for payment pursuant to an Asset Sale Offer will cease to accrue interest on and after the Asset Sale Payment Date unless the Issuer defaults in making the Asset Sale Payment. If the Asset Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Debenture is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Asset Sale Offer.
(j)	The Issuer will comply with the requirements of applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of Debentures pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws and regulations conflict with this Section 5.13, the Issuer will comply with such laws and regulations and will not be deemed to have breached its obligations under this Section 5.13 by virtue of such conflict.
(k)	Notwithstanding the foregoing provisions of this Section 5.13, any sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions, to another Person, will be governed by Section 9.1 and will not be subject to this Section 5.13.

5.14      Purchase of Debentures upon a Change of Control

(a)	Subject to Section 5.14(f), if a Change of Control occurs, the Issuer will be required to make an offer to each Holder to repurchase all or any part (in an amount that is an integral multiple of $1000.00) of each Holder’s Debentures in the manner described below (the “Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment (the “Change of Control Payment”) in cash of at least 105% of the aggregate principal amount of Debentures repurchased plus accrued and unpaid interest, if any, on the Debentures repurchased, to but excluding the date of purchase (the “Change of Control Payment Date”).
(b)	Within 30 days following any Change of Control, the Issuer shall deliver or send (by first-class mail) a written notice to each Holder with a copy to the Trustee:
(i)	describing the transaction or transactions that constitute the Change of Control;
(ii)	offering to purchase, pursuant to the Change of Control Offer, on the Change of Control Payment Date specified in such notice, which date will be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days and no later than 60 days from the date such notice is delivered or mailed, all Debentures properly tendered pursuant to such Change of Control Offer; and
(iii)	describing the procedures, as required by this Indenture, that Holders must follow in order to (A) tender Debentures (or portions thereof) for payment and (B) withdraw an election to tender Debentures (or portions thereof) for payment.
(c)	On the Change of Control Payment Date, the Issuer or its designated agent will, to the extent lawful:
(i)	accept for payment all Debentures or portions thereof properly tendered pursuant to the Change of Control Offer;
(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debentures or portions thereof properly tendered; and
(iii)	deliver or cause to be delivered to the Trustee the Debentures accepted for purchase together with an Officer’s Certificate stating the aggregate principal amount of Debentures or portions thereof being purchased by the Issuer.
(d)	On the Change of Control Payment Date, the Paying Agent will promptly transmit to each Holder of Debentures properly tendered and not withdrawn the Change of Control Payment for such tendered Debentures, and the Holder of a Debenture of which a part only is repurchased shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered, and (i) in the case of Definitive Debentures and DRS Advices, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Debentures for the unpurchased part of the principal amount of the Debentures so surrendered and (ii) in the case of Global Debentures, the Trustee shall make notations on the Global Debentures (or in the case of uncertificated Global Debentures, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.

(e)	Any Debenture accepted for payment pursuant to a Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date unless the Issuer defaults in making the Change of Control Payment. If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Debenture is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.
(f)	Notwithstanding the preceding paragraphs of this Section 5.13(a), the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third-party makes an offer to purchase the Debentures in the manner, at the times and otherwise in substantial compliance with the requirements set forth in this Section 5.13(a) and any other requirements in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Debentures validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary contained herein, a Change of Control Offer by the Issuer or a third-party may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.
(g)	In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Debentures accept a Change of Control Offer and the Issuer (or a third-party making the offer as described above) purchases all of the Debentures held by such Holders, the Issuer or third-party offeror, as applicable, will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem (in the case of the Issuer) or purchase (in the case of a third-party offeror) all of the Debentures that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Debentures that remain outstanding, to but excluding the date of redemption or purchase (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption or purchase).
(h)	The Issuer shall comply with the requirements of applicable securities laws and regulations to the extent such applicable securities laws and regulations are applicable in connection with the repurchase of the Debentures as a result of a Change of Control. To the extent that the provisions of any applicable securities laws and regulations conflict with this Section 5.13(a), the Issuer shall comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under this Section 5.13(a) by virtue of such conflict or compliance.

5.15      Changes in IFRS

(a)	If, after the Issue Date, (i) there occurs a material change in IFRS, (ii) the Issuer, as permitted by IFRS, adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements or (iii) the Issuer is required, or elects as permitted, to apply generally accepted accounting principles in effect in Canada other than IFRS in preparing its financial statements, and such change would require disclosure in the financial statements of the Issuer and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, the Issuer shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Issuer’s current and immediately prior year’s financial statements in accordance with IFRS and state whether the Issuer desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 90 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Issuer of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(b)	If the Issuer so indicates that it wishes to revise the method of calculating the Financial Term, the Issuer shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

5.16      Limitation on Business Activities

The Issuer will not, and will not permit any of its Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Subsidiaries, taken as a whole.

5.17      Compliance with Applicable Laws

The Issuer shall, and shall cause each Subsidiary to, (a) carry on and conduct its business, and keep, maintain and operate its properties and assets, in accordance with all applicable laws except certain U.S. Federal Cannabis Laws; and (b) observe and conform to all requirements of any approval by any governmental authority relative to any of its properties and assets, in each case except to the extent the failure to do so would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Issuer and the Subsidiaries, taken as a whole.

5.18      Reporting Status

The Issuer is a reporting issuer under Canadian securities laws and is not on the list of defaulting reporting issuers maintained by any Canadian securities regulatory authority in each such jurisdiction that maintains such a list; the Common Shares are registered pursuant to Section 12(b) of the 1934 Act and the Issuer has complied in all material respects with applicable periodic reporting requirements under the 1934 Act; the Common Shares are listed and posted for trading on the NASDAQ Capital Market and the TSX Venture Exchange, and the Issuer has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the 1934 Act or de-listing the Common Shares from the TSX Venture Exchange or NASDAQ Capital Market, nor has the Issuer received any notification that any securities regulatory authority, the TSX Venture Exchange or NASDAQ Capital Market is contemplating terminating such registration or listing. The Issuer is in compliance, in all material respects, with the policies and regulations of the TSX Venture Exchange and NASDAQ Capital Market.

5.19      Maintenance of Collateral

Each of the Issuer and the Guarantors will at all times (a) maintain the Collateral material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, (b) in respect of Cannabis Licenses and other material licenses, (i) apply for and obtain each future Cannabis License on or before the time it shall be required by applicable law, (ii) not dispose of, or abandon any right, title and interest in the Cannabis Licenses or any of them other than as would not result in a Material Adverse Change; and (iii) not take any action or fail to perform any action which would impede, jeopardize or otherwise place any risk on their ability to renew and maintain the Cannabis License and the other material licenses, other than as would not result in a Material Adverse Change; and (b) maintain, with insurance companies that are determined (in the good faith judgment of the Issuer) to be financially sound and reputable at the time the relevant coverage is placed or renewed, insurance in at least such amounts and against at least such risks as are determined (in the good faith judgment of the Issuer) to be customarily insured against by companies engaged in the same or similar businesses operating in the same or similar locations as the Issuer and the Guarantors.

5.20      Right of First Look

In the event that the Issuer receives a term sheet from a third party detailing terms of a secured debt financing acceptable to the Issuer (a "Third Party Financing Offer"), the Issuer shall give written notice to the Holders, including the details of such offer, no later than five (5) Business Days following receipt of the Third Party Financing Offer. The Holders shall have the right to propose an investment to the Issuer on the same or improved terms and conditions contained in the Third Party Financing Offer within five Business Days.

5.21      Financial Covenants

(a)	The Issuer shall maintain at all times a Debt Service Coverage Ratio of not less than _____, to be tested at the end of each fiscal quarter of the Issuer based on the immediately preceding four fiscal quarters.
(b)	The Issuer shall maintain at all times cash in an account with ConnectFirst in an amount equal to the greater of (i) _______________; and (ii) 50% of the aggregate ConnectFirst Debt pursuant to the terms required thereunder.
(c)	The Issuer shall maintain at all times a Current Ratio of not less than 1.25:1, to be tested monthly using the Issuer’s consolidated financial statements.
(d)	The Issuer shall maintain at all times a Funded Debt to EBITDA ratio of not more than ______, to be tested at the end of each fiscal quarter using the Issuer’s consolidated financial statements.

The Issuer shall deliver a compliance certificate to the Collateral Agent confirming compliance with the financial covenants at the times required pursuant to this section. Such compliance certificate shall be substantially in the form attached hereto as Appendix C.

Article 6
DEFAULT AND ENFORCEMENT

6.1       Events of Default

An “Event of Default” means any one of the following events:

(a)	the Issuer fails to pay any interest on any Debenture when it becomes due and payable and such failure continues for a period of 30 days;
(b)	the Issuer fails to pay any Standby Fee when it becomes due and payable to any Holders and such failure continues for a period of 30 days;
(c)	the Issuer fails to pay any principal of or Premium on any Debenture when the same becomes due and payable at Maturity, upon redemption or otherwise;
(d)	failure by the Issuer to comply with Sections 5.13, 5.13(a) or 9.1;
(e)	failure by the Issuer or any of its Subsidiaries to comply with any of the other agreements in this Indenture or any other Debenture Document for 60 days after written notice has been given to the Issuer by the Trustee or to the Issuer and the Trustee by Holders of at least 25% of the outstanding principal amount of the Debentures;
(f)	the Issuer or a Subsidiary does any of the following pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case or proceeding; (ii) applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding; (iii) applies for or consents to the appointment of a Custodian of it or for all or substantially all of its assets; or (iv) makes a general assignment for the benefit of its creditors;
(g)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Issuer or any Subsidiary as debtor in an involuntary case or proceeding; (ii) appoints a Custodian of the Issuer or any Subsidiary or a Custodian for all or any substantial part of the assets of the Issuer or any Subsidiary; or (iii) orders the liquidation of the Issuer or any Guarantor, and, in each such case, the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Subsidiary, such Subsidiary remains a Subsidiary on such 60th day;
(h)	default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Issuer or any of its Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Subsidiaries) whether such Indebtedness or guarantee exists prior to the Issue Date or is created after the Issue Date, if that default (i) is caused by a failure to pay principal of, premium (if any) or interest on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness (a “Payment Default”) or (ii) results in the acceleration of such Indebtedness prior to its Stated Maturity; provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Debentures shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(i)	failure by the Issuer or any of its Subsidiaries to pay final judgments rendered against the Issuer or any Subsidiary by a court of competent jurisdiction, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments becomes final and non-appealable;
(j)	any Debenture Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor or any Person acting on behalf of any such Guarantor shall deny or disaffirm its obligations under its Debenture Guarantee;
(k)	there is a Material Adverse Change; and
(l)	unless all of the Collateral has been released from the Liens in accordance with the provisions of the Security Documents, (i) default by the Issuer or any Guarantor in the performance of the Security Documents which materially adversely affects the enforceability, validity, or, except as contemplated hereunder with respect to Senior Debt, perfection or priority of the Liens on any of the Collateral, (ii) the repudiation or disaffirmation by the Issuer or any Guarantor of its material obligations under the Security Documents or (iii) the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Issuer or any Guarantor party thereto for any reason with respect to a material portion of the Collateral and, in any such case, such default, repudiation, disaffirmation or determination is not rescinded, stayed or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Issuer receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Debentures and demanding that such default be remedied.

6.2       Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 6.1(f) or 6.1(g)) occurs and is continuing, the Trustee or the Holders of not less than 50% in aggregate principal amount of the outstanding Debentures may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of and Premium and accrued and unpaid interest to the date of acceleration on all of the outstanding Debentures immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately. If an Event of Default specified in Section 6.1(f) or 6.1(g) occurs and is continuing, then the principal of and Premium and accrued and unpaid interest on all of the outstanding Debentures will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder.
(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of (i) any Payment Default or acceleration referred to in Section 6.1(h).
(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:
(i)	the Holders of a majority in aggregate principal amount of the outstanding Debentures, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if (A) all existing Events of Default, other than the non-payment of amounts of principal of and Premium or interest on the Debentures and any Standby Fees that have become due solely by such declaration of acceleration, have been cured or waived and (B) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(ii)	the Trustee, so long as it has not become bound to enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 6.2(a), in the event of a declaration of acceleration in respect of the Debentures because an Event of Default specified in Section 6.1(h) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if (i) in the case of Section 6.1(h), the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness within 20 Business Days after such declaration of acceleration in respect of the Debentures, and no other Event of Default has occurred during such 20 Business Day period which has not been cured or waived during such period.
(e)	The Holders of a majority in aggregate principal amount of the outstanding Debentures, by written notice to the Trustee, may on behalf of the Holders of all Debentures waive any existing Default or Event of Default and its consequences under this Indenture, except a Default or Event of Default in the payment of principal of, Premium or interest on the Debentures.

6.3       Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer covenants that if:
(i)	Default is made in the payment of any instalment of interest on any Debenture or on the Standby Fee when such interest or Standby Fee becomes due and payable and such default continues for a period of 30 days; or
(ii)	Default is made in the payment of the principal of or Premium on any Debenture at Maturity thereof and such default continues for a period of three Business Days,

the Issuer will, subject to the Intercreditor Agreements, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Debentures for principal and Premium and interest, and interest on any overdue principal and Premium and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Debentures, and, in addition thereto, such further amount as shall be sufficient to pay any outstanding Standby Fee and to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may, subject to the Intercreditor Agreement, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor (including the Guarantors, if any) upon the Debentures and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Debentures, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may, subject to the Intercreditor Agreements, in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

6.4       Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other Obligor upon the Debentures (including the Guarantors), and their debts or the properties or assets of the Issuer or of such other Obligor or their creditors, the Trustee (irrespective of whether the principal of the Debentures shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal and Premium, interest or Standby Fees) shall be entitled and empowered, by intervention in such proceeding or otherwise:
(i)	to file and prove a claim for the whole amount of principal and Premium and interest owing and unpaid in respect of the Debentures and Standby Fees, if any, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and
(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.5       Trustee May Enforce Claims Without Possession of Debentures

All rights of action and claims under this Indenture or the Debentures may be prosecuted and enforced by the Trustee without the possession of any of the Debentures or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders in respect of which such judgment has been recovered.

6.6       Application of Monies by Trustee

Except as herein otherwise expressly provided or as otherwise provided in the Intercreditor Agreements, any money collected by the Trustee pursuant to this Article 6 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, Premium or interest, upon presentation of the Debentures and the notation thereon (or in the case of uncertificated Debentures, in accordance with the Trustee’s Internal Procedures) of the payment if only partially paid and upon surrender thereof if fully paid:

(a)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, including indemnities;
(b)	second, but subject as hereinafter in this Section 6.6 provided, in payment, rateably and proportionately to the Holders, of the principal of, Premium on, accrued and unpaid interest on and interest on amounts in default on the Debentures, and unpaid Standby Fees which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and then interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, Premium and interest as may be directed by such Extraordinary Resolution; and
(c)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to clause (b) above in respect of the principal, Premium or interest on any Debentures held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary of the Issuer (other than any Debentures pledged for value and in good faith to a Person other than the Issuer or any Subsidiary of the Issuer but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, Premium and interest on all Debentures which are not so held.

6.7       No Suits by Holders

Except to enforce payment of the principal of, Premium or interest on any Debenture (after giving effect to any applicable grace periods specified therefor in Section 6.1(a)) or any Standby Fees, a Holder or Holders will not have any right to institute any proceeding with respect to this Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless the Trustee:

(a)	shall have failed to act for a period of 60 days after receiving written notice of a continuing Event of Default from such Holder and a written request to act from Holders of at least 25% in aggregate principal amount of the Debentures then outstanding;

(b)	has been offered indemnity and funding thereof, if requested, satisfactory to it in its reasonable judgment; and
(c)	during such 60 day period, has not received from the Holders of 60% in aggregate principal amount of the Debentures then outstanding a direction inconsistent with such request, it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

6.8       Unconditional Right of Holders to Receive Principal, Premium, Interest and Standby Fees

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein, of the principal of, Premium and interest on the Debentures held by such Holder on Maturity and any accrued but unpaid Standby Fees and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder, excepting as may be contemplated in the Intercreditor Agreements.

6.9       Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

6.10      Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

6.11      Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

6.12      Control by Holders

Subject to Section 10.3, the Holders of not less than a majority in principal amount of the outstanding Debentures shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture; and
(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

6.13      Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders and to the Collateral Agent in the manner provided in Section 14.2.

6.14      Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6.15      Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Debenture by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant.

6.16      Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Debentures and Premium and the interest thereon and any other monies owing hereunder (including any Standby Fees owing to any Holders).

6.17      Immunity of Shareholders, Officers and Others

No past, present or future director, officer, employee, consultant, incorporator or shareholder of the Issuer, any Guarantor or any of their Affiliates or any of their respective heirs, executors, estates, administrators or legal representatives, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Debentures or the Debenture Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation or on any covenant, agreement, representation or warranty by the Issuer in the Debenture Documents. Each Holder by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

6.18      Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of certificated Debentures in respect of which any payment of principal, Premium or interest required by this Article 6 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement.

Article 7
SATISFACTION AND DISCHARGE

7.1       Satisfaction and Discharge

This Indenture will cease to be of further effect as to all Debentures issued hereunder (except as to any surviving rights of registration of transfer or exchange of Debentures expressly provided for in this Indenture), when:

(a)	either:
(i)	all Debentures that have been authenticated, except lost, stolen or destroyed Debentures that have been replaced or paid and Debentures for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered (including electronic delivery in the case of uncertificated Debentures) to the Trustee for cancellation; or
(ii)	all Debentures that have not been delivered to the Trustee for cancellation have become due and payable by reason of the delivery or mailing of a redemption notice or otherwise or will become due and payable within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders thereof, cash in Canadian dollars, Government Securities (provided the Trustee is permitted at such time to receive Government Securities) or a combination of cash in Canadian dollars and Government Securities, in amounts as will be sufficient to pay and discharge the principal, Premium (if any) and accrued and unpaid interest to Maturity or the redemption date (together with all applicable fees and expenses of the Trustee in connection with such payment);
(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound;
(c)	the Issuer has paid or caused to be paid all sums payable by the Issuer under this Indenture; and
(d)	the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of such Debentures at the applicable Maturity or redemption date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 7.1(a)(ii), the provisions of Sections 7.3 and 7.4 will survive.

7.2       Application of Trust Funds

(a)	Subject to Section 7.3, any funds or Government Securities deposited with the Trustee pursuant to Section 7.1 in respect of Debentures shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Debentures and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal, Premium and interest for whose payment such funds or Government Securities has been deposited with the Trustee; provided that such funds or Government Securities need not be segregated from other funds or obligations except to the extent required by law.
(b)	If the Trustee or Paying Agent is unable to apply any funds or Government Securities in accordance with Section 7.1 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Subsidiaries’ obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no funds or Government Securities had been deposited pursuant to Section 7.1, until such time as the Trustee is permitted to apply all such funds or Government Securities in accordance with such provision; provided that if the Issuer or any Guarantor has made any payment in respect of principal of, Premium or interest on any Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Debentures to receive such payment from the funds or Government Securities held by the Trustee.

7.3       Repayment to the Issuer

Notwithstanding anything in this Article 7 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any funds or Government Securities held by it as provided in Section 7.1 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 7.1(a)(ii).

7.4       Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 7.1, the Holders and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 7 and Article 4. In the event that after the deposit of trust funds or trust property pursuant to Section 7.1, the Issuer is required to make an offer to purchase any outstanding Debentures pursuant to the terms hereof, the Issuer shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 7.1 for the purpose of paying to any Holders of such Debentures who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Debentures. Upon receipt of an Issuer Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 7.1 in respect of such Debentures which is applicable to the Debentures held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Debentures).

Notwithstanding anything else in this Section 7.4, all funds remaining after the full payment, satisfaction and discharge of such Debentures shall be distributed in accordance with applicable laws.

Article 8
MEETINGS OF HOLDERS

8.1       Purpose, Effect and Convention of Meetings

(a)	Wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 8 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Debentures represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; provided that in any provision of this Indenture where a consent, waiver, notice, authorization or resolution of the Holders is required to be approved by Extraordinary Resolution (including the matters described in Section 8.10), such resolution must be passed by the affirmative votes of the Holders of at least 60% of the outstanding principal amount of the Debentures so represented and voting; provided, further, that with respect to any of the matters described in Section 11.2, such resolution must be passed by the affirmative votes of each Holder affected.
(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will convene a meeting of all Holders.
(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Calgary, Alberta or such other place as the Trustee may in any case determine or approve.

8.2       Notice of Meetings

Not more than 60 days’ nor less than 21 days’ notice of any meeting of the Holders shall be given to the Holders, in the manner provided in Section 14.2 and a copy of such notice shall be provided to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

8.3       Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

8.4       Quorum

Subject to this Indenture, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Debentures. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

8.5       Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6       Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of the Debentures of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint Holders.

8.7       Poll

A poll will be taken on every resolution and Extraordinary Resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders. Every resolution, other than an Extraordinary Resolution, will be decided by a majority of the votes cast on the poll for that resolution. An Extraordinary Resolution will require at least 60% of the votes cast on the poll for that resolution to be in the affirmative in order for it to be passed.

8.8       Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Debentures, and for enabling them to be present and vote at any such meeting by proxy and for depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;
(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and
(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

8.9       Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

8.10      Powers Exercisable by Extraordinary Resolution

Subject to Article 11, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;
(b)	power to direct any Holder who, as such, has brought any action, suit or proceeding (other than an action, suit or proceeding (i) for the payment of principal of, Premium or interest on the Debentures, or (ii) relating to any other matter that, in accordance with this Indenture, expressly required the consent of such Holder) to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 6.2, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;
(c)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee, provided that the following terms shall apply to the appointment of such committee:

(i)	the resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee;
(ii)	such committee shall consist of such number of members as shall be prescribed in the resolution appointing it and the members need not be themselves Holders;
(iii)	every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally, and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum; and
(iv)	all acts of any such committee within the authority delegated to it shall be binding upon all Holders;
(d)	power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture; and
(e)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to Section 8.10(c).

8.11      Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

8.12      Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.13      Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 8 may also be given by the Holders of a majority of the outstanding principal amount of the Debentures by a signed instrument in one or more counterparts or in accordance with the procedures of the Depository; provided that with respect to any of the matters described in Section 8.10, such consent, waiver, notice, authorization or resolution must be given by the Holders of at least 60% of the outstanding principal amount of the Debentures; provided, further, that with respect to any of the matters described in Section 11.2, such consent, waiver, notice, authorization or resolution must be given by each Holder affected. The expressions "resolution" or "Extraordinary Resolution" when used in this Indenture will include instruments so signed. Notice of any resolution or Extraordinary Resolution passed in accordance with this Section 8.14 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution or Extraordinary Resolution was passed.

8.14      Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders, whether present at or absent from such meeting, shall be binding upon all the Holders, and every instrument in writing signed by Holders pursuant to Section 8.13 and every consent, waiver, notice, authorization or resolution otherwise provided in accordance with the procedures of the Depository pursuant to Section 8.13 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, Extraordinary Resolution, instrument in writing or consent, waiver, notice, authorization or resolution provided in accordance with the procedures of the Depository.

8.15      Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed by the Holders may be in any number of concurrent instruments of similar tenor signed by such Holders; provided, however, that the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 9
SUCCESSORS TO THE ISSUER AND THE SUBSIDIARIES

9.1       Restrictions on Amalgamation, Merger, Consolidation and Sale of Certain Assets

(a)	The Issuer may not, in any transaction or series of transactions, amalgamate, merge or consolidate with or into another Person (whether or not the Issuer is the surviving Person), or sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the property and assets of the Issuer and its Subsidiaries, taken as a whole, to another Person, unless:
(i)	either (A) the Issuer is the surviving entity or (B) the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Issuer) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a Person organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;
(ii)	the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Issuer under the Debentures, the Subscription Agreement, this Indenture and the Security Documents to which the Issuer is party either by operation of law or pursuant to an assumption agreement or other instrument reasonably satisfactory to the Trustee;

(iii)	immediately after such transaction or series of transactions, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;
(iv)	the Issuer has delivered to the Trustee (A) an Opinion of Counsel stating that such transaction and, if an assumption agreement or other instrument is required in connection with such transaction, such assumption agreement or other instrument complies with clauses (i), (ii) and (vi) of this Section 9.1(a) and (B) an Officer’s Certificate stating that all conditions precedent contained in this Indenture relating to such transaction have been complied with;
(v)	the Issuer or the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Issuer), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to the Issuer or such other Person, as the case may be; and
(vi)	the Collateral owned by or transferred to the Issuer or such other Person, as applicable, shall (A) continue to constitute Collateral under this Indenture and the Security Documents and (B) be subject to the Lien in favour of the Collateral Agent for the benefit of the Trustee and the Holders.
(b)	A Guarantor may not, in any transaction or series of transactions, amalgamate, merge or consolidate with or into another Person (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, convey, lease, or otherwise dispose of all or substantially all of its property and assets to another Person, other than the Issuer or a Guarantor, unless:
(i)	immediately after giving effect to that transaction, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;
(ii)	an Extraordinary Resolution approving the transaction is passed at a meeting of the Holders; and
(iii)	either:
(A)	the Net Proceeds of such sale, assignment, transfer, conveyance, lease or other disposition are applied in accordance with Section 5.13 subject to the terms of any Intercreditor Agreements; or
(B)	the Person acquiring the property in any such sale, assignment, transfer, conveyance, lease or other disposition or the Person formed by or surviving any such amalgamation, merger or consolidation assumes all the obligations of that Guarantor under its Debenture Guarantee and the Security Documents to which it is party, either by operation of law or pursuant to an assumption agreement or other instrument reasonably satisfactory to the Trustee;
(iv)	the Issuer has delivered to the Trustee (A) an opinion of counsel stating that such transaction and, if an assumption agreement or other instrument is required in connection with such transaction, such assumption agreement or other instrument complies with clauses (ii)(A) and (iv) of this Section 9.1(b) and (B) an Officer’s Certificate stating that all conditions precedent contained in this Indenture relating to such transaction have been complied with;

(v)	unless Section 9.1(b)(ii)(B applies, the Person acquiring the property in any such sale, assignment, transfer, conveyance, lease or other disposition or the Person formed by or surviving any such amalgamation, merger or consolidation, as the case may be, promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such Person; and
(vi)	unless Section 9.1(b)(ii)(B applies, any Collateral owned by or transferred to such Guarantor or other Person, as applicable, shall (A) continue to constitute Collateral under this Indenture and the Security Documents and (B) be subject to the Lien in favour of the Collateral Agent for the benefit of the Trustee and the Holders.

9.2       Vesting of Powers in Successor

Whenever the conditions of Section 9.1(a) have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 11.5 or such other assumption agreement or instrument, after which:

(a)	the successor will possess and from time to time may exercise each and every right and power of the Issuer or Subsidiary under this Indenture in the name of the Issuer or Subsidiary, as applicable, or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer or Subsidiary may be done and performed with like force and effect by the like directors or officers of such successor; and
(b)	the Issuer or Subsidiary, as applicable, will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

Article 10
CONCERNING THE TRUSTEE

10.1      No Conflict of Interest

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Debentures shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

10.2      Replacement of Trustee

(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 60 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 60 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 10.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer, the retiring Trustee or any Holder may apply to a Judge of the Alberta Court of Justice, on such notice as such Judge may direct at the Issuer’s expense, for the appointment of a new Trustee, but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 10.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Any entity into which the Trustee may be merged or with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party or any entity to which the Trustee shall transfer substantially all of its corporate trust business, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee be made, executed, acknowledged and delivered by the Issuer or such Guarantor, as applicable.

10.3      Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct, bad faith and gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

10.4      Reliance Upon Declarations, Opinions, etc.

(a)	In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section 10.7, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with any applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may request at any time and rely on an Opinion of Counsel (whether requested or not) satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(b)	The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Debentures provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Debentures comply with regulatory requirements or securities laws of any applicable jurisdiction.

10.5      Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (i) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 10.5 or (ii) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:
(i)	an Officer’s Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;
(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and
(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.
(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 10.5(a).

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.
(d)	In addition to its obligations under Section 5.5, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officer’s Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

10.6      Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

10.7      Experts and Advisers

The Trustee may employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid.

10.8      Trustee May Deal in Debentures

Subject to Sections 10.1 and 10.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Debentures and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Alberta Court of Queen's Bench for permission to continue as Trustee hereunder or resign.

10.9      Investment of Monies Held by Trustee

(a)	Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in any of the securities, accounts, notes certificates and deposits described in paragraphs (b) and (c) of the definition of “Cash Equivalents”, and unless and until the Trustee shall have declared the principal of, Premium and interest on the Debentures to be due and payable, the Trustee shall so invest such monies pursuant to an Issuer Order given no later than 10:00 a.m. (Toronto time) on the day on which the investment is to be made and specifying the specific name of the Cash Equivalent, its CUSIP or ISIN, the amount to be invested and any other information requested by the Trustee. Any such direction received by the Trustee after 10:00 a.m. (Toronto time) or received on a day that is not a Business Day, shall be deemed to have been given prior to 10:00 a.m. (Toronto time) the next Business Day. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or any of their Affiliates or, with the consent of the Issuer, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest, if any, then current on similar deposits.
(b)	Unless and until the Trustee shall have declared the principal of, Premium and interest on any Debentures to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section 10.9.
(c)	The Trustee shall not (i) be held liable to account for any profit or loss of profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee, and (ii) be held liable for any losses incurred in the investment or sale of any monies or securities.

10.10    Trustee Not Ordinarily Bound

Except as provided in Section 6.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

10.11    Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid. The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee such Debentures held by them for which Debentures the Trustee shall issue receipts.

10.12    Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in one or more of the provinces of Canada but if, notwithstanding the provisions of this Section 10.12, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.13    Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.
(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees, agents and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or bad faith of the Trustee. Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any environmental laws. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.
(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee or the Collateral Agent through gross negligence, willful misconduct or bad faith on the part of the Trustee or the Collateral Agent, as applicable.

10.14    Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

10.15    Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation, economic sanction or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist, economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (a) the written notice shall describe the circumstances of such noncompliance and (b) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

10.16    Privacy

The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;
(b)	to help the Trustee manage its servicing relationships with such individuals;
(c)	to meet the Trustee’s legal and regulatory requirements; and
(d)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.17    Protection of Trustee

The Trustee shall not be liable for any delay (or any related consequence) in crediting an account with an amount required under this Indenture to be paid by the Trustee if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by the Trustee for that purpose. The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Issuer as sufficient instructions and authority of the Issuer for the Trustee to act and shall have no duty to verify or confirm that person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions.

Article 11
AMENDMENT, SUPPLEMENT AND WAIVER

11.1      Ordinary Consent

Except as provided in Sections 8.10, 11.2 and 11.3, with the consent of the Holders of at least a majority in principal amount of the Debentures then outstanding (including, without limitation, consents obtained in connection with a purchase of, or offer to purchase, or exchange offer for, Debentures) (a) this Indenture, the Debentures, the Debenture Guarantees and the Security Documents may each be amended or supplemented and any required directions, consents and approvals under any of the Security Documents may be given and (b) any existing Default or Event of Default or lack of compliance with any provision of this Indenture, the Debentures, the Debenture Guarantees or the Security Documents may be waived.

11.2      Special Consent

Notwithstanding Sections 8.10 and 11.1, without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Debentures held by a non-consenting Holder):

(a)	reduce the principal amount of Debentures whose Holders must consent to an amendment, supplement or waiver;
(b)	reduce the principal of any Debenture or change the time for payment thereof;
(c)	reduce the rate of or change the time for payment of interest on any Debenture;
(d)	make any Debenture payable in a currency other than as stated in the Debentures;
(e)	waive a Default or Event of Default in the payment of principal of, Premium or interest on the Debentures (except a rescission of acceleration of the Debentures by the Holders of at least a majority in aggregate principal amount of the Debentures and a waiver of the payment default that resulted from such acceleration);
(f)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Debentures to receive payments of principal of, Premium or interest on the Debentures;
(g)	except as expressly provided for in this Indenture or the Intercreditor Agreements, modify or change any provision of this Indenture or the related definitions affecting the ranking of the Debentures or any Debenture Guarantee in any manner adverse to the Holders;

(h)	except as expressly provided for in this Indenture or the Intercreditor Agreement, have the effect of releasing a material portion of the Collateral from the Liens provided for herein;
(i)	release any Guarantor from any of its obligations under its Debenture Guarantee or this Indenture otherwise than in accordance with the terms of this Indenture; or
(j)	modify the amending provisions in this Article 11.

11.3      Without Consent

Notwithstanding Sections 8.10, 11.1 and 11.2, without the consent of any Holder of Debentures, the Issuer and the Guarantors and the Trustee may amend or supplement the Indenture, the Debentures, the Debenture Guarantees and the Security Documents to:

(a)	cure any ambiguity, defect or inconsistency;
(b)	subject to Section 5.14, provide for the assumption of the Issuer’s or a Guarantor’s obligations to Holders of Debentures in the case of an amalgamation, merger or consolidation or sale of all or substantially all of the Issuer’s or a Guarantor’s assets or otherwise to comply with the provisions of Section 9.1;
(c)	add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Debenture Guarantee (including the release of the Collateral of such Guarantor from the Security Documents) to the extent that such release is permitted by this Indenture, or to add to the Collateral of the Issuer or a Guarantor securing the Debentures and the Debenture Guarantees;
(d)	make any change that would provide any additional rights or benefits to the Holders of Debentures or that does not materially adversely affect the legal rights under this Indenture of any such Holder, in each case as confirmed by an Opinion of Counsel;
(e)	to modify the provisions in this Indenture relating to the issuance, execution, certification, authentication, confirmation, settlement, registration, transfer or exchange of Global Debentures to conform with the rules, procedures or requirements of the Depository in effect from time to time (provided such procedures are consistent, in the reasonable opinion of the Issuer, with industry practice at such time);
(f)	to modify the provisions in this Indenture in order to comply with any requirements of the TSX Venture Exchange (or any other national securities exchange in Canada on which the Debentures are then listed for trading) or the Depository; provided, however, that such modification does not adversely affect the rights of Holders, as confirmed by an Opinion of Counsel; or
(g)	evidence or provide for the acceptance of appointment under this Indenture of a successor Trustee.

11.4      Form of Consent

It is not necessary for the consent of the Holders under Section 11.1 or 11.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

For greater certainty, any item of business referred to in this Indenture requiring the written approval or consent of the Holders may be obtained by means of the affirmative vote of the requisite majority of Debentures represented at a duly constituted meeting of Holders or a resolution in writing of the Holders of the requisite majority of Debentures then outstanding.

11.5      Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, to give effect to any amendment or supplement to this Indenture or the Debentures made in accordance with Section 11.1, 11.2 or 11.3.
(b)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.
(c)	Upon receipt by the Trustee of (i) an Issuer Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture and (ii) an Officer’s Certificate stating that such Supplemental Indenture complies with this Section 11.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.
(d)	This Section 11.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Sections 9.1(a)(ii) or 9.1(b)(iii).

Article 12
DEBENTURE GUARANTEES

12.1      Issuance of Debenture Guarantees

The Issuer shall cause the Guarantors providing a Debenture Guarantee on the Issue Date and each Guarantor that provides a Debenture Guarantee after the Issue Date in accordance with Section 5.7 to execute and deliver to the Trustee a Debenture Guarantee substantially in the form attached hereto as Appendix B.

12.2      Releases

(a)	Each Guarantor shall automatically be released from its obligations under its Debenture Guarantee without any further action required on the part of the Trustee or any Holder upon the occurrence of any of the following events:
(i)	in the event of: (A) a sale or other disposition of all or substantially all of the assets of such Guarantor, by way of consolidation, merger, amalgamation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary; provided that upon the completion of such sale or other disposition, such Guarantor ceases to exist; to the extent that such sale or other disposition is permitted under this Indenture;
(ii)	at the election of the Issuer (by delivering to the Trustee an Issuer Order), upon the release or discharge of the guarantee by such Guarantor of, or the obligation of such Guarantor of, the Indebtedness which resulted in the creation of such Debenture Guarantee under clause (i) of Section 5.7; provided such Guarantor is not otherwise required to deliver a Debenture Guarantee under clause (ii) of Section 5.7;

(iii)	at the election of the Issuer (by delivering to the Trustee an Issuer Order), if such Guarantor no longer meets the requirements under clause (ii) of Section 5.7; provided such Guarantor is not otherwise required to deliver a Debenture Guarantee under clause (i) of Section 5.7;
(iv)	at the election of the Issuer (by delivering to the Trustee an Issuer Order), if such Guarantor elected to deliver a Debenture Guarantee under clause (iii) of Section 5.7 and is not, at such time, otherwise required to deliver a Debenture Guarantee under clauses (i) or (ii) of Section 5.7;
(v)	payment in full in cash of the principal of, Premium and accrued and unpaid interest on the Debentures; or
(vi)	the release and discharge of this Indenture pursuant to Article 7.
(b)	The Trustee shall promptly execute and deliver a release in the form attached hereto as Schedule A to Appendix B together with all instruments and other documents reasonably requested by the Issuer or the applicable Subsidiary to evidence the release and termination of any Debenture Guarantee upon receipt of an Issuer Order accompanied by an Officer’s Certificate certifying as to compliance with this Section 12.2.

Article 13
SECURITY

13.1      Security

(a)	As general and continuing collateral security for the payment and performance of its Indenture Obligations, the Issuer and each Guarantor shall grant Liens (subject to Permitted Liens) on their respective Collateral to the Collateral Agent pursuant to the Security Documents. Subject to the Intercreditor Agreements and the Collateral Agency Agreement, the Collateral Agent will hold (directly or through co-agents or sub-agents), and will be entitled to enforce, all Liens on the Collateral created by the Security Documents. Except as provided in the Intercreditor Agreement and the Collateral Agency Agreement, the Collateral Agent will not act upon directions purported to be delivered to it by any Person, commence any exercise of remedies or any foreclosure actions, or otherwise take any actions or proceedings against any of the Collateral.
(b)	Pursuant to the Security Documents, the Issuer and the Guarantors will be required to take all actions that are reasonably necessary to perfect the security referred to in Section 13.1(a) in all jurisdictions in which the Issuer or the Guarantors, as applicable, have material assets or a principal place of business. Security interests in personal or movable property constituting Collateral will be perfected by the filing of financing statements (or their equivalent) under personal property security legislation applicable to such personal or movable property.

(c)	Except as hereafter contemplated, the Issuer shall cause to be provided to the Collateral Agent, within 90 days of the repayment in full of the Senior Debt (or such later date as may be agreed to by the Holders of a majority in principal amount of the Debentures), deposit account control agreements with financial institutions where the Issuer or any Guarantor maintains bank accounts; except for bank accounts of the Issuer and or the Guarantors with an aggregate principal balance of less than $100,000.

The foregoing security and related deliverables shall not be provided in the event that Senior Debt is extinguished and Issuer enters into Permitted Refinancing Indebtedness with an alternative Senior Lender. In the event that Senior Debt is extinguished not in connection with a refinancing and the security and the related deliverables have been delivered to Collateral Agent in accordance with this subsection 13.1(c), the Collateral Agent shall cause the foregoing security and related deliverables to be terminated, discharged and returned to the Issuer concurrently with the closing of any future Indebtedness of the Issuer intended to be Senior Debt.

13.2      Further Assurances

(a)	The Issuer and the Guarantors shall, at their sole expense, take all actions that are reasonably necessary to confirm that the Collateral Agent holds, for the benefit of itself, the Trustee and the Holders, duly created, enforceable and perfected Liens upon the Collateral and having the priority set out in the Intercreditor Agreement.
(b)	Subject to the applicable limitations set forth herein and in the Security Documents, the Issuer and the Guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, as may be required by applicable law, this Indenture or the Security Documents to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the terms of this Indenture or the Security Documents for the benefit of the Collateral Agent, the Trustee and the Holders in the Collateral, including with respect to After Acquired Collateral.

13.3      After Acquired Collateral

The Issuer and the Guarantors shall, subject to the provisions of this Indenture and the Security Documents, pledge all After Acquired Collateral to secure the Indenture Obligations. Subject to the applicable limitations set forth herein and in the Security Documents, if the Issuer or a Guarantor acquires property that is not automatically subject to a perfected security interest under the Security Documents and such property constitutes (or would constitute) Collateral, or an entity becomes a Guarantor, then the Issuer or such Guarantor will, within 45 days after such acquisition or such entity becoming a Guarantor, as applicable, provide security over such property (or, in the case of a new Guarantor, its property that constitutes Collateral) in favour of the Collateral Agent and deliver a joinder agreement or supplement as required by this Indenture and the Security Documents.

13.4      Release of Security

Without derogating from any other provision of this Indenture or the Security Documents which may provide for the release of any security on Collateral, the Liens provided for herein will automatically and without the need for any further action by any Person be released:

(a)	in whole or in part, as applicable, as to all or any portion of the property and assets subject to such Liens that has been taken by eminent domain, condemnation or other similar circumstances;
(b)	in whole upon satisfaction and discharge of this Indenture under Section 7.1;
(c)	as to any property that is sold, transferred or otherwise disposed of by the Issuer or a Guarantor (other than to the Issuer or a Guarantor) in a transaction not prohibited by this Indenture at the time of such sale, transfer or disposition;
(d)	as to any property that is owned by a Guarantor when such Guarantor is released from its Debenture Guarantee in accordance with Article 12, concurrently with such release;
(e)	in whole or in part, in accordance with the applicable provisions of the Intercreditor Agreement and the Collateral Agency Agreement;
(f)	in whole or in part, with the consent of the Holders of the requisite percentage of Debentures in accordance with Article 11.

13.5      Execution of the Intercreditor Agreements and Collateral Agency Agreement

The Trustee shall execute the Intercreditor Agreements and the Collateral Agency Agreement, in its capacity as Trustee under this Indenture, without any further consent or approval from the Holders or the Issuer. Each Holder, by its acceptance of Debentures, (i) authorizes the Trustee to enter into the Intercreditor Agreements and the Collateral Agency Agreement, and any subsequent amendments or modifications thereto (without the consent of Holders) that (1) are requested by the Issuer in accordance with this Indenture or (2) are minor or administrative in nature, and the Trustee may request at any time and rely on an Opinion of Counsel confirming that such amendments or modifications meet the requirements of this clause (i), and (ii) acknowledges and agrees that the Trustee shall not be responsible to approve, review or otherwise negotiate the terms of the Intercreditor Agreements or the Collateral Agency Agreement on behalf of the Holders or the Issuer and that the Trustee shall not be liable to the Holders for any of the terms or provisions contained in the Intercreditor Agreements or the Collateral Agency Agreement.

Article 14
MISCELLANEOUS

14.1      Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective if delivered to the Issuer at Unit 112, 11127 15 St NE, Calgary, AB T3K 2M4, Attn: Chief Financial Officer, if sent by first class mail, postage prepaid to such office, or if sent by email to ______________________________________________________. If delivered, such notice shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day; if mailed, such notice shall be deemed to have been effectively given five days following the mailing thereof; and if sent by email, such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

14.2      Notice to Holders

(a)	All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the Holders thereof if delivered or sent by first class mail, postage prepaid, addressed to such Holders at their addresses appearing in any of the registers hereinbefore mentioned and, if delivered, shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day, and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon. In addition, in the case of Global Debentures, notices may be given to the Depository for such Debentures by email to any address used by such Depository for general notices, and any such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.
(b)	If any notice given in accordance with Section 14.2 would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in the City of Toronto, each such publication to be made in a daily newspaper of general circulation.
(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.
(d)	All notices with respect to any Debenture may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Debenture.

14.3      Notice to Trustee or Collateral Agent

Any notice to the Trustee or the Collateral Agent under the provisions of this Indenture shall be valid and effective if delivered to the Trustee or the Collateral Agent, as the case may be, at its principal office in the City of Calgary, at Suite 4000, 520 - 3rd Ave SW, Calgary, Alberta T2P 0R3, Attn.: Manager, Corporate Trust, if sent by first class mail, postage prepaid to such office, or if sent by email to ___________________________. If delivered, such notice shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day; if mailed, such notice shall be deemed to have been effectively given five days following the mailing thereof; and if sent by email, such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.

14.4      Force Majeure

The Trustee shall not be liable, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 14.4.

14.5      Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

14.6      Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of July 31, 2024 irrespective of the actual date of execution hereof.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

HIGH TIDE INC., as Issuer

By:
Name:
Title:

OLYMPIA TRUST COMPANY, as Trustee and Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

APPENDIX A- FORM OF DEBENTURE

[UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO HIGH TIDE INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS DEBENTURE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS DEBENTURE.]

[THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.] [INSERT U.S. LEGEND FOR ALL RESTRICTED DEBENTURES.]

[WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED].

[ISIN [ ]]
No. [ ]	CDN$[ ]

HIGH TIDE INC.

(A corporation governed by the laws of Alberta)

12% SENIOR SECURED DEBENTURES DUE 2029

High Tide Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of July 31, 2024 (the “Indenture”) between the Issuer, Olympia Trust Company, as trustee and collateral agent (the “Trustee”), promises to pay to the registered holder hereof on the dates specified in the Indenture, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the aggregate principal sum of [ ] Dollars ($[ ]) in lawful money of Canada and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 12% per annum, in like money, calculated and payable quarterly in arrears on the last day of each month, commencing on [ ], and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the rate of the Debenture, in like money and on the same dates.

This Debenture is one of the Debentures of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Debenture and other Debentures of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Debenture and other Debentures and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The right is reserved to the Issuer to redeem Debentures (including this Debenture) in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control of the Issuer, the Holders may require the Issuer to repurchase such Holder’s Debentures, in whole or in part, at a purchase price in cash of at least 105% of the principal amount of such Debentures, plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee.

This Debenture shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Debenture and the Indenture are governed by and are to be construed and enforced in accordance with, the laws of the Province of Alberta.

Capitalized words or expressions used in this Debentures shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

In witness whereof, the Issuer has caused this Debenture to be signed by its authorized representatives as of [ ].

HIGH TIDE INC.

By:
Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

This Debenture is one of the 12% Senior Secured Debentures due 2029 referred to in the Indenture within mentioned.

OLYMPIA TRUST COMPANY

By:
(Authorized Signatory)

FORM OF ASSIGNMENT

For value received, the undersigned hereby sells, assigns and transfers unto _________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $___________ principal amount hereof) of High Tide Inc. (the “Issuer”) standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated: ______________________________________________________________________________

Address of Transferee: _________________________________________________________________

(Street Address, City, Province/State and Postal Code)

Social Insurance Number of Transferee, if applicable: __________________________________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1000.00 or an integral multiple thereof) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.
2.	The registered holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

HIGH TIDE INC.

12% SENIOR SECURED DEBENTURES DUE 2029

CUSIP [ ]

ISIN [ ]

SCHEDULE OF INCREASES AND DECREASES

Initial Principal Amount: $[ ]

Authorization: _________________________________
(Trustee)

The following transfers, exchanges, repayments and redemptions of this Global Debenture have been made:

Date of Transfer, Exchange, Repayment or Redemption	Amount of Decrease in Principal Amount of this Global Debenture	Amount of Increase in Principal Amount of this Global Debenture	Principal Amount of this Global Debenture Following Such Decrease (or Increase)	Signature of Trustee

APPENDIX B - FORM OF DEBENTURE GUARANTEE

[GUARANTOR NAME]

_____________________________________________________________________________________

GUARANTEE

_____________________________________________________________________________________

MADE AS OF [ ]

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings	2
1.3	Number; Persons; including	2
Article 2 GUARANTEE		2
2.1	Guarantee of Indenture Obligations	2
2.2	Indemnity	2
2.3	Guarantor as Principal Obligor	2
2.4	Guarantee Absolute and Unconditional	2
Article 3 DEALINGS WITH THE OBLIGORS AND OTHERS		4
3.1	No Release	4
3.2	No Exhaustion of Remedies	5
3.3	Evidence of Indenture Obligations	5
3.4	No Set off	5
Article 4 CONTINUING GUARANTEE		5
4.1	Continuing Guarantee	5
4.2	Revival of Indebtedness; Reinstatement	5
Article 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		6
5.1	Demand for Payment; Stay of Acceleration	6
5.2	Expenses	6
Article 6 SUBROGATION		6
6.1	Subrogation	6
6.2	Release of Guarantors	6
Article 7 COVENANTS		7
7.1	Covenants Contained in the Indenture	7
Article 8 POSTPONEMENT		7
8.1	Postponement	7
Article 9 GENERAL		7
9.1	Waiver of Notices	7
9.2	Benefit of the Guarantee	7
9.3	Foreign Currency Indenture Obligations	7
9.4	Additional Amounts	8
9.5	No Waiver; Remedies	8
9.6	Severability	8
9.7	Amendments and Waivers	8
9.8	Additional Security	8
9.9	Notices	9
9.10	Successors and Assigns	9
9.11	Time of Essence	9
9.12	Financial Condition of the Issuer and the Guarantors	9
9.13	Acknowledgement of Documentation	9
9.14	Entire Agreement	9
9.15	Governing Law	9
9.16	Attornment	9

[GUARANTOR NAME]

GUARANTEE

This Guarantee is made as of [ ] between [GUARANTOR NAME] and its successors (the “Guarantor”) and OLYMPIA TRUST COMPANY in its capacity as trustee under the Indenture and its successors and permitted assigns in such capacity (the “Trustee”).

Whereas the Guarantor is a Subsidiary of the Issuer;

And whereas the Trustee has entered into the Indenture (on its own behalf and on behalf of the Holders from time to time) with the Issuer and the Collateral Agent providing for the issuance by the Issuer from time to time of Debentures, under which Indenture certain Subsidiaries of the Issuer are required to enter into this Guarantee (collectively, the “Guarantors”);

And whereas the Guarantors will derive significant benefit from the issuance of such Debentures by the Issuer;

And whereas the Guarantor has agreed to guarantee the payment and performance by the Issuer of the Indenture Obligations;

Now therefore, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor hereby covenants and agrees with the Trustee (on its own behalf and on behalf of the Holders from time to time) as follows:

Article 1
INTERPRETATION

1.1       Definitions

In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means (a) the Trustee and the Holders from time to time under the Indenture and the Debentures and (b) in each case, their respective transferees, successors and assigns pursuant to the Indenture.

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Indenture” means the trust indenture between the Issuer, the Trustee and Olympia Trust Company in its capacity as collateral agent dated as of July 31, 2024, providing for the issue by the Issuer of the Debentures, together with each Supplemental Indenture that may be entered into from time to time, as the same may be modified, amended supplemented, restated and replaced from time to time.

“Issuer” means High Tide Inc. and its successors.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

1.2       Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3       Number; Persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing Persons shall include individuals, limited and unlimited liability companies, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

Article 2
GUARANTEE

2.1       Guarantee of Indenture Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Indenture Obligations. This Guarantee will be a general senior obligation of the Guarantor secured by Liens on the Collateral, will rank equal in right of payment with any existing and future senior Indebtedness of the Guarantor and will rank senior in right of payment to any future Subordinated Indebtedness of the Guarantor.

2.2       Indemnity

If any or all of the Indenture Obligations are not duly paid or performed by the Issuer or the other Guarantors and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Issuer or the other Guarantors to pay and perform such Indenture Obligations.

2.3       Guarantor as Principal Obligor

If any or all of the Indenture Obligations are not duly paid or performed by the Issuer or the other Guarantors and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Indenture Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefore as provided herein.

2.4       Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Indenture Obligation, security, Person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Indenture Obligations, covenants or undertakings of the Issuer or the Guarantors under the Indenture, the Debentures, the Debenture Guarantees or the Security Documents;
(b)	any modification or amendment of or supplement to the Indenture Obligations;
(c)	any loss of or in respect of any security held by the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;
(d)	any change in the existence, structure, constitution, name, control or ownership of the Issuer, the other Guarantors or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Issuer, the other Guarantors or any other Person or their respective assets;
(e)	the existence of any set off, counterclaim, claim or other right which the Guarantor, the Issuer or the other Guarantors may have at any time against the Beneficiaries or any other Person, whether in connection with the Indenture, this Guarantee or any unrelated transaction;
(f)	any provision of applicable law purporting to prohibit or limit the payment by the Issuer or the other Guarantors of any Indenture Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;
(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of the Beneficiaries to payment of the Indenture Obligations;
(h)	any release, substitution or addition of any other Guarantor of the Indenture Obligations;
(i)	any defence arising by reason of any failure of the Beneficiaries to make any presentment, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Indenture Obligations and the existence, creation, or incurring of new or additional Indenture Obligations;
(j)	any defence arising by reason of any failure of the Beneficiaries to proceed against the Issuer, the other Guarantors or any other Person, or to apply or exhaust any security held from the Issuer, the other Guarantors or any other Person for the Indenture Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other Person, or to pursue any other remedy available to the Beneficiaries;
(k)	any defence arising by reason of the invalidity, illegality or lack of enforceability of the Indenture Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of the Issuer, the other Guarantors or any other Person, or by reason of any limitation, postponement or prohibition on the Beneficiaries’ rights to payment, or the cessation from any cause whatsoever of the liability of the Issuer, the other Guarantors or any other Person with respect to all or any part of the Indenture Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Indenture Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Issuer, the other Guarantors or any other Person or of all or any part of the Indenture Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)	any defence arising by reason of the failure by the Beneficiaries to obtain, register, perfect or maintain a Lien in or upon any property of the Issuer, the Guarantors or any other Person, or by reason of any interest of the Beneficiaries in any property, whether as owner thereof or as holder of a Lien therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to Collateral;
(m)	any defence arising by reason of the failure of the Beneficiaries to marshal assets;
(n)	to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries to give to the Issuer, the other Guarantors or the Guarantor notice of any sale or other disposition of any property securing any or all of the Indenture Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;
(o)	any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Issuer, the other Guarantors or any other Person, including any discharge or bar against collection of any of the Indenture Obligations; or
(p)	any other law, event or circumstance or any other act or failure to act or delay of any kind by the Issuer, the other Guarantors, the Beneficiaries or any other Person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Indenture Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Issuer or the other Guarantors for reimbursement, the Guarantor’s right to recover contribution from any other Guarantor or any other right or remedy of the Guarantor.

Article 3
DEALINGS WITH THE OBLIGORS AND OTHERS

3.1       No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Issuer, the other Guarantors or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from the Issuer, the Guarantors or any other guarantor or endorser or from perfecting security or collateral of the Issuer, the Guarantors or any other Guarantor or endorser;
(c)	accept compromises from the Issuer, the other Guarantors or any other guarantor or endorser;
(d)	subject to the applicable Security Documents, apply all money at any time received from the Issuer or the other Guarantors or from security upon such part of the Indenture Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or
(e)	otherwise deal with the Issuer, the other Guarantors and all other Persons and security as the Beneficiaries may see fit.

3.2       No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Issuer, the other Guarantors or other Persons or any securities or collateral it may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3       Evidence of Indenture Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Issuer and the other Guarantors shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4       No Set off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set off, counterclaim, claim or other right that either the Issuer, the other Guarantors or the Guarantor may have against one or more of the Beneficiaries.

Article 4
CONTINUING GUARANTEE

4.1       Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Indenture Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer or the other Guarantors), all as though such payment had not been made.

4.2       Revival of Indebtedness; Reinstatement

If at any time, all or any part of any payment previously received by the Beneficiaries and applied to any Indenture Obligation must be rescinded or returned by the Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer or the other Guarantors), such Indenture Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiaries, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Indenture Obligation as though such application by the Beneficiaries had not been made.

Article 5
DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1       Demand for Payment; Stay of Acceleration

The Maturity of the Indenture Obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Guarantee. Notwithstanding any stay preventing the acceleration of the time for payment of any amount payable by the Issuer or the other Guarantors in respect of the Indenture Obligations upon the insolvency, bankruptcy, arrangement or reorganization of the Issuer or the other Guarantors or any moratorium affecting the payment of the Indenture Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

5.2       Expenses

The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses.

Article 6
SUBROGATION

6.1       Subrogation

Until all the Indenture Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Issuer or the other Guarantors in respect of the Indenture Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Indenture Obligations.

If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Indenture Obligations are performed and irrevocably paid in full, then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Indenture Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

6.2       Release of Guarantors

(a)	A Guarantor will be automatically and unconditionally released and discharged from its obligations under this Guarantee upon satisfaction of the conditions to such release and discharge set out in Section 12.2 of the Indenture or otherwise as provided in the Indenture, without any further action required upon the part of such Guarantor, the Issuer, the Trustee or any Holder.
(b)	The Trustee shall, if so requested by the Issuer or a Guarantor which has satisfied the conditions to release pursuant to Section 6.2(a) hereof, deliver to such Guarantor (with a copy to the Issuer) a release substantially in the form attached hereto as Schedule A and shall otherwise deliver such releases, documents and instruments to the Issuer and such Guarantor as the Issuer or such Guarantor may request to evidence the release and discharge of such Guarantor under this Guarantee, upon receipt by the Trustee of an Officer’s Certificate of the Issuer certifying that the conditions to release and discharge of such Guarantor have been met.

Article 7
COVENANTS

7.1       Covenants Contained in the Indenture

The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Issuer contained in the Indenture or other documents that the Issuer agrees that the Guarantor and the other Subsidiaries shall observe, perform and comply with or that the Issuer shall cause the Guarantor and the other Subsidiaries to observe, perform and comply with.

Article 8
POSTPONEMENT

8.1       Postponement

Upon the occurrence and during the continuance of a Default or Event of Default, all debts, liabilities and obligations, present and future of the Issuer and the other Guarantors to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Indenture Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of a Default or Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Indenture Obligations and all obligations of the Guarantor under this Guarantee.

Article 9
GENERAL

9.1       Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2       Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3       Foreign Currency Indenture Obligations

The Guarantor shall make payment relative to each Indenture Obligation in the currency (the “original currency”) in which the Issuer is required to pay such Indenture Obligation. If the Guarantor makes payment relative to any Indenture Obligation to the Beneficiaries in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Indenture Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Indenture Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of the Beneficiaries as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4       Additional Amounts

All payments made by or on behalf of the Guarantor under or with respect to this Guarantee will be made free and clear of and without withholding or deduction for or on account of Taxes imposed or levied by or on behalf of any jurisdiction in which the Guarantor is organized, resident or carrying on business for tax purposes or from or through which the Guarantor (or its agents) makes any payment on this Guarantee or any department or political subdivision thereof, unless the Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to this Guarantee, the Guarantor will pay such Additional Amounts in accordance with, and subject to the terms of, Section 2.5 of the Indenture.

9.5       No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.6       Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

9.7       Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof in accordance with Article 11 of the Indenture. Any waiver and any consent by the Trustee on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Trustee. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.8       Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries and any other rights or remedies they might have.

9.9       Notices

Any demand, notice or other communication to be given in connection with this Guarantee shall be given in such manner as is set forth in the Indenture.

9.10      Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns.

9.11      Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.12      Financial Condition of the Issuer and the Guarantors

The Guarantor is fully aware of the financial condition of the Issuer and the other Guarantors. The Guarantor assumes all responsibility for being and keeping itself informed of the Issuer’s and the other Guarantors’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment or non-performance of the Indenture Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

9.13      Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the Indenture and the Debentures and all of the terms and conditions thereof.

9.14      Entire Agreement

This Guarantee, the Indenture and the Security Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.15      Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.16      Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee.

In witness whereof, the Guarantor has executed this Guarantee on the date first written above.

[GUARANTOR NAME]

Per:
Name:
Title:

SCHEDULE A

TO THE DEBENTURE GUARANTEE

FORM OF RELEASE

RELEASE OF GUARANTEE

This Release (the “Release”) is dated as of [ ] among High Tide Inc. (the “Issuer”), [ ] (the “Guarantor”), and Olympia Trust Company, as trustee under the Indenture referred to below (the “Trustee”).

Whereas the Issuer has heretofore executed and delivered to the Trustee an indenture (as amended, restated, supplemented and replaced from time to time, the “Indenture”) dated as of July 31, 2024 providing for the issuance from time to time by the Issuer of Debentures;

And whereas pursuant to Section 12.1 of the Indenture, the Guarantor has heretofore executed and delivered to the Trustee a Guarantee dated [ ], under which the Guarantor guaranteed all of the Issuer’s obligations under the Debentures and the Indenture (the “Guarantee”);

And whereas pursuant to Section 12.2 of the Indenture, the Trustee is required to execute such releases, Security Documents and instruments as the Issuer or the Guarantor may request to evidence the termination of the Guarantee with respect to the Guarantor if the conditions to release of the Guarantee in Section 12.2 of the Indenture or otherwise pursuant to the Indenture are met, without further obligation by the Guaranteeing Subsidiary;

And whereas the conditions to release of the Guarantee in respect of the Guaranteeing Subsidiary in Section 12.2 of the Indenture have been met.

Now therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Trustee (on its own behalf and on behalf of the Holders from time to time), the Guaranteeing Subsidiary and the Issuer mutually covenant and agree as follows:

1.	Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.	Release of Guaranteeing Subsidiary. The Guaranteeing Subsidiary is hereby fully and irrevocably released from its liabilities and obligations under the Guarantee effective as of the date hereof.
3.	Governing Law. This Release shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.
4.	Counterparts. This Release may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Release by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Release by such party.
5.	Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

6.       The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Release.

In witness whereof, the parties hereto have caused this Release to be duly executed and attested, all as of the date first above written.

Dated: [ ]

[GUARANTEEING SUBSIDIARY]		HIGH TIDE INC.

By:		By:
	Name:	Name:
	Title:	Title:

ACKNOWLEDGED BY:

OLYMPIA TRUST COMPANY, as Trustee

By:
Name:
Title:

By:
Name:
Title:

APPENDIX C

FORM OF COMPLIANCE CERTIFICATE

TO: Olympia Trust Company (the “Trustee”)
RE: Debenture Trust Indenture dated June 31, 2024, among the Trustee as indenture trustee and collateral agent and the undersigned (the “Issuer”), as may be supplemented, amended, otherwise modified or restated from time to time, the “Indenture”)

(a)	This Certificate is delivered to you pursuant to the Indenture. All capitalized terms set forth in this Certificate shall have respective meanings ascribed thereto in the Indenture.
(b)	The representations and warranties contained in the Indenture and the Subscription Agreements are true and correct in all material respects on the date of this Certificate with reference to facts subsisting on such date, with the same effect as if made on such date except for this representations and warranties which speak to a specific date which shall be true as of such date.
(c)	All of the covenants required by the Indenture have been observed, performed or satisfied, as applicable, and no pending Event of Default or Event of Default has occurred and is continuing on the date of this Certificate.
(d)	As of the date of this Certificate, the Issuer is in full compliance with all financial covenants set out in the Indenture.

Dated this ___ day of_______________ , 20____.

HIGH TIDE INC., as Issuer

By:
Name:
Title:

518684942v.4